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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                                 (RULE 14D-101)

                     SOLICITATION/RECOMMENDATION STATEMENT
                         UNDER SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                 ODWALLA, INC.
                           (NAME OF SUBJECT COMPANY)

                                 ODWALLA, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                            676111107 (COMMON STOCK)
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            D. STEPHEN C. WILLIAMSON
                            CHIEF EXECUTIVE OFFICER
                                 ODWALLA, INC.
                              120 STONE PINE ROAD
                            HALF MOON BAY, CA 94019
                                 (650) 726-1888
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
    NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                   COPIES TO:

                            ROBERT S. TOWNSEND, ESQ.
                            P. RUPERT RUSSELL, ESQ.
                            MORRISON & FOERSTER LLP
                               425 MARKET STREET
                        SAN FRANCISCO, CALIFORNIA 94105
                                 (415) 268-7000

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ITEM 1.  SUBJECT COMPANY INFORMATION.

     (a) Name and Address. The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") relates is Odwalla, Inc., a California corporation ("Odwalla" or the "Company"). The address of the principal executive offices of Odwalla is 120 Stone Pine Road, Half Moon Bay, California 94019; telephone number: (650) 726-1888.

     (b) Securities.  The title of the class of equity securities to which this
Schedule 14D-9 relates is the common stock, no par value per share, of Odwalla (the "Common Stock" or the "Shares"). As of October 25, 2001, there were 11,103,321 shares of Common Stock outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) Name and Address. The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1(a) above.

     (b) Tender Offer. This Schedule 14D-9 relates to a tender offer by TCCC Acquisition Corp. (formerly known as Perry Phillip Corp.), a California corporation (the "Offeror") and a wholly-owned subsidiary of The Coca-Cola Company, a Delaware corporation ("TCCC"), disclosed in a Tender Offer Statement on Schedule TO, dated November 6, 2001 (as amended or supplemented from time to time, the "Schedule TO"), to purchase all of the issued and outstanding shares of Common Stock at a purchase price of $15.25 per share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 6, 2001 (as amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal (which as amended or supplemented from time to time, together with the Offer to Purchase constitute the "Offer").

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 29, 2001 (the "Merger Agreement"), by and among the Offeror, TCCC and Odwalla. The Merger Agreement provides, among other things, for the making of the Offer by the Offeror, and further provides that, following the completion of the Offer, upon the terms and subject to the conditions of the Merger Agreement and in accordance with Section 1110 of the California General Corporation Law ("CGCL"), as soon as practicable after the satisfaction or waiver of the conditions set forth in the Merger Agreement, the Offeror will be merged with and into Odwalla (the "Merger"), and each share of Common Stock then outstanding will be converted into the right to receive the Offer Price, less any required withholding taxes and without interest. Following the Merger, Odwalla will continue as the surviving corporation (the "Surviving Corporation") and will be a wholly-owned subsidiary of TCCC. The Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9, is summarized in the Section of Item 3 below, entitled "The Merger Agreement" and is incorporated herein by reference.

     As set forth in the Schedule TO, the principal executive offices of TCCC are located at One Coca-Cola Plaza, Atlanta, Georgia 30313; telephone number:
(404) 676-2121. The principal executive offices of the Offeror are located at the same address.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Except as set forth in this Item 3, or as incorporated by reference herein, to the knowledge of Odwalla, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between Odwalla or its affiliates and: (1) its executive officers, directors or affiliates; or (2) TCCC, the Offeror or their respective subsidiaries, and any of their executive officers, directors or affiliates.

  Current Employment Agreements with D. Stephen C. Williamson and James R. Steichen

     Under the terms of Odwalla's current employment agreements with D. Stephen
C. Williamson, the Chief Executive Officer and Chairman of the Board and James
R. Steichen, Chief Financial Officer of Odwalla, each dated December 21, 1999, the consummation of the Offer will constitute a change of control as defined in their respective agreements. If Mr. Williamson or Mr. Steichen is terminated within 12 months of a change
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of control, such employee will be entitled to received the specified payments and benefits as more fully discussed in the section entitled "Certain Relationships and Related Transactions" in the Information Statement attached as
Schedule I to this Schedule 14D-9.

  New Employment Agreement with D. Stephen C. Williamson

     Concurrently with the execution of the Merger Agreement, Odwalla entered into a new employment agreement with D. Stephen C. Williamson (the "New Employment Agreement"). The New Employment Agreement will commence at the Effective Time (as defined in the Merger Agreement) and will supersede Mr. Williamson's current employment agreement with Odwalla, dated December 21, 1999, which is more fully described in the section entitled "Certain Relationships and Related Transactions" in the Information Statement attached as Schedule I to this Schedule 14D-9.

     The initial term of the New Employment Agreement extends through December 31, 2002, and thereafter is subject to automatic annual renewals through December 31, 2005, unless either party provides 60 days written notice to the other party in advance of a renewal period. Under the New Employment Agreement, Mr. Williamson will receive an annual salary of $450,000, subject to annual review by the Board of Directors of Odwalla (the "Board"), and will be eligible for a special performance award of 20,000 TCCC stock options for achieving certain revenue and operating income targets. Odwalla shall also provide Mr. Williamson customary fringe benefits provided to similarly situated employees at Odwalla.

     Upon expiration of the New Employment Agreement, Odwalla shall pay Mr. Williamson his base salary then in effect for a period of one year following the date of the expiration, offset by any severance payment Mr. Williamson may otherwise receive. Odwalla may terminate the New Employment Agreement with written notice for cause without liability or further obligation. If Mr. Williamson is not terminated for cause or Mr. Williamson terminates the New Employment Agreement for good reason, Odwalla will (1) pay Mr. Williamson his base salary then in effect for a period of one year following the date of the expiration, offset by any severance payment Mr. Williamson may otherwise receive, (2) reimburse Mr. Williamson for the cost of acquiring health benefits for a period of one year, and (3) negotiate with Mr. Williamson the treatment of any special performance award. In the event that Mr. Williamson's severance and other benefits constitute a parachute payment under the Federal tax law and would be subject to an excise tax, then Mr. Williamson's benefits will either be delivered in full or delivered to such lesser extent as to avoid an excise tax, whichever results in Mr. Williamson receiving the greatest amount on an after-tax basis.

     Under the terms of the New Employment Agreement, Mr. Williamson agreed that he will not, while employed by Odwalla and for a period of two years following the expiration or termination of his employment, solicit, interfere with or endeavor to entice away from TCCC or any of its subsidiaries any other employee of TCCC. Additionally, Mr. Williamson agreed that he will not at any time while employed by Odwalla and for a period of one year following the expiration or termination of his employment engage in the manufacture, sale, or distribution of non-alcoholic beverages in the United States.

     During the term of the New Employment Agreement and at all times thereafter, Mr. Williamson has agreed to keep in confidence and not publish, use or disclose to others, without Odwalla's prior written consent, any trade secrets or other confidential information related to TCCC or TCCC's business.

  Treatment of Options and Warrants

     In connection and simultaneously with the Offer, Odwalla has agreed to use its reasonable best efforts to ensure that each holder of outstanding options (whether vested or unvested) to acquire any Shares (the "Company Options") granted under Odwalla's Stock Option Plan adopted in 1993, Odwalla's 1994 Non-Employee Directors' Stock Option Plan and Odwalla's Amended and Restated 1997 Stock Option/Stock Issuance Plan will execute an agreement to exchange immediately prior to the consummation of the Offer such holder's Company Options to Odwalla for an amount in cash determined by multiplying (A) the excess, if any, of the Offer Price over the applicable exercise price per share of the Company Option (regardless of the exercise price) by (B) the number of Shares subject to the Company Options (whether vested or unvested) held by such holder (such amount, the "Option Consideration") less any amounts withheld to satisfy
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applicable tax obligations. Upon the expiration date of the Offer, each holder of Company Options immediately prior to the consummation of the Offer, who has exchanged such Company Options shall become entitled to the Option Consideration, and all rights of such holder associated with the Company Options shall be terminated and canceled. As of the Effective Time, either (1) each Company Option not so exchanged immediately prior to the consummation of the Offer shall be canceled, and in consideration for such cancellation the holder shall become entitled to receive an amount in cash equal to the Option Consideration, subject to any amounts withheld to satisfy applicable tax obligations, or (2) Odwalla shall use its reasonable best efforts to ensure that each holder of a Company Option shall execute an agreement which provides that such Company Option shall be canceled, and in consideration for such cancellation the holder thereof shall become entitled to receive an amount in cash equal to the product of (x) the number of Shares subject to the Company Options, whether vested or unvested, held by such holder and (y) the excess of the Merger Consideration (as defined in the Merger Agreement) per share over the per share exercise price of each such Company Option, subject to any amounts withheld to satisfy applicable tax obligations.

     Under the terms of the Merger Agreement, Odwalla has agreed to use its reasonable best efforts to provide that each of the issued and outstanding warrants to purchase Shares (the "Company Warrants") will be exercised in full immediately prior to the consummation of the Offer. In addition, Odwalla has agreed to offer, by written notice to each holder of Company Warrants, to pay such holder upon the consummation of the Offer, in exchange for the cancellation of such holder's Company Warrants (regardless of exercise price) upon the consummation of the Offer, an amount in cash determined by multiplying (A) the excess, if any, of the Offer Price over the applicable exercise price per share of the Company Warrant by (B) the number of Shares such holder could have purchased had such holder exercised such Company Warrant in full immediately prior to the consummation of the Offer, subject to any amounts withheld to satisfy applicable tax obligations.

  Director Indemnification

     The Merger Agreement provides that, for six years from and after the Effective Time, TCCC will cause the Surviving Corporation to indemnify and hold harmless all past and present officers and directors of Odwalla and of its subsidiaries for acts or omissions occurring at or prior to the Effective Time to the same extent such persons are indemnified by Odwalla pursuant to its Articles of Incorporation or Bylaws or agreements in effect on October 29, 2001.

     TCCC has agreed to maintain (or to cause the Surviving Corporation to maintain), for an aggregate period of at least six years from the Effective Time, the current directors' and officers' insurance and indemnification policies ("D&O Insurance") that provide coverage for events occurring prior to the Effective Time or, coverage containing terms that are at least as favorable as the current D&O Insurance; provided, however, that the Surviving Corporation shall not be required to expend more than an amount per year equal to 200% of current annual premiums paid by Odwalla for such insurance.

     For additional discussion of the indemnification and insurance provisions of the Merger Agreement, see Section 11 -- "The Merger Agreement; the Option Agreement; the Tender Agreements; and the Employment Agreement" in the Offer to Purchase, a copy of which is incorporated by reference herein.

  Director and Officer Indemnification Agreements

     On October 29, 2001, Odwalla entered into an indemnification agreement with each of its executive officers and directors (each, an "Indemnitee"). The indemnification agreement provides for Odwalla to hold harmless and indemnify Indemnitee to the maximum extent not prohibited by the California Corporations Code, the Articles of Incorporation and the Bylaws of Odwalla. The Indemnitee is entitled to indemnification if by reason of the Indemnitee's status as a director, officer, employee or other agent or fiduciary of Odwalla ("Corporate Status") the Indemnitee is, or is threatened to be made, a party to or participant in any proceeding. As long as the Indemnitee acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Odwalla and its shareholders, Odwalla shall indemnify Indemnitee, at a minimum, against all expenses actually and reasonably incurred by the Indemnitee in connection with the

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defense or settlement of such proceeding or any claim, issue or matter therein.
In certain circumstances, Indemnitee shall have the right to obtain an advance from Odwalla for all expenses incurred in connection with any proceeding by reason of Indemnitee's Corporate Status. However, the Indemnitee shall not be indemnified (1) if the Indemnitee shall have been adjudged by a court of competent jurisdiction to be liable to Odwalla in the performance of the Indemnitee's duty to Odwalla and its shareholders, (2) for amounts paid in settling or otherwise disposing of a pending action without court approval, or
(3) for expenses incurred in defending a pending action which is settled or otherwise disposed of without court approval.

     The indemnification agreement shall continue during the period the Indemnitee is an officer or director of Odwalla and shall continue thereafter until the later of (1) the date the Indemnitee is no longer an officer or director of Odwalla, (2) the date Indemnitee shall no longer be subject to any proceeding by reason of the Indemnitee's Corporate Status, whether or not the Indemnitee is acting or serving in any such capacity at the time any liability or expense is incurred for which indemnification can be provided under the indemnification agreement, or (3) October 29, 2004.

     Certain agreements, arrangements or understandings between Odwalla or its affiliates and certain of its directors, executive officers and affiliates are described in the Information Statement of the Company attached to this Schedule 14D-9 as Schedule I (the "Information Statement"). The Information Statement is being furnished to Odwalla's shareholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 issued under the Exchange Act in connection with the Offeror's right (after acquiring a majority of the Shares pursuant to the Offer) to designate persons to the Board other than at a meeting of the shareholders of Odwalla. The Information Statement is incorporated herein by reference.

THE MERGER AGREEMENT

     The summary of the material terms of the Merger Agreement set forth in
Section 11 -- "The Merger Agreement; the Option Agreement; the Tender Agreements; and the Employment Agreement" in the Offer to Purchase is incorporated herein by reference. The summary of the Merger Agreement contained in the Offer to Purchase is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(l) hereto and is incorporated herein by reference.

TENDER AGREEMENTS

     Concurrently with the execution of the Merger Agreement, the Offeror and TCCC entered into Tender Agreements dated as of October 29, 2001 (the "Tender Agreements"), with each of the following shareholders: Bain Capital Fund VI, L.P.; BCIP Associates II; BCIP Trust Associates II; BCIP Associates II-B; BCIP Trust Associates II-B; BCIP Associates II-C; PEP Investments Pty. Limited; U.S. Equity Partners, L.P.; U.S. Equity Partners (Offshore), L.P.; Catterton-Simon Partners III, L.P.; D. Stephen C. Williamson; James R. Steichen; Theodore R. Leaman III; Douglas K. Levin; Michael Carter; Julie Carter; and Robert Carter (the "Tendering Shareholders").

     Pursuant to the Tender Agreements, the Tendering Shareholders agreed to tender into the Offer an aggregate of 6,280,594 Shares currently owned by the Tendering Shareholders (the "Committed Shares"). The Committed Shares represent approximately 57% of the total outstanding Common Stock. The Tender Agreements also provide that Bain Capital Fund VI, L.P.; BCIP Associates II; U.S. Equity Partners, L.P.; U.S. Equity Partners (Offshore), L.P.; Catterton-Simon Partners III, L.P.; D. Stephen C. Williamson; Douglas K. Levin; Michael Carter; Julie Carter; and Robert Carter (the "Voting Shareholders"), representing in the aggregate 5,950,650 Shares, irrevocably appoint the Offeror as their proxy to vote their portion of such Committed Shares in connection with the transaction in the following manner: (1) for the adoption and approval of the Merger Agreement and the Merger and (2) in any manner as TCCC, in its sole discretion, may see fit with respect to any extraordinary corporate transaction (other than the Merger), such as a merger, consolidation, business combination, tender or exchange offer, reorganization, recapitalization, liquidation, sale or transfer of a material amount of the assets or securities of Odwalla or any of its subsidiaries (other than pursuant to the Merger) or any other change of control involving Odwalla or any of its subsidiaries, including,

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but not limited to, any proposal from a third party with respect to a merger, consolidation, share exchange, tender offer or similar transaction involving Odwalla or any subsidiary of Odwalla, or any purchase or other acquisition of 20% or more of the assets of Odwalla or any subsidiary of Odwalla or any purchase or other acquisition of any equity interest in Odwalla or any subsidiary of Odwalla. Notwithstanding each of the grants to TCCC of irrevocable proxies, if TCCC elects not to exercise its rights to vote the securities pursuant to the irrevocable proxies, the Voting Shareholders that have granted proxies to TCCC have agreed, (1) to vote their Common Stock in favor of or give their consent to, as applicable, a proposal to adopt and approve the Merger Agreement and the Merger as described in the Tender Agreements, or (2) to vote in the manner directed by TCCC if the issue on which the Voting Shareholder is requested to vote is a matter described in clause (2) of the preceding sentence, in each case at any annual, special or other meeting or action of the shareholders of Odwalla, in lieu of a meeting or otherwise.

     The Tender Agreements provide that the Tendering Shareholders (i) except as consented to in writing by TCCC in its sole discretion, will not, directly or indirectly, sell, transfer, assign, pledge, hypothecate, tender, encumber or otherwise dispose of or limit their right to vote in any manner any of the Committed Shares, or agree to do any of the foregoing, and (ii) will not take any action which would have the effect of preventing or disabling the Tendering Shareholders from performing their obligations under the Tender Agreements. Notwithstanding the foregoing, in connection with any transfer not involving or relating to any Competing Acquisition Proposal (as defined in the Merger Agreement), the Tendering Shareholders may transfer any or all of the Committed Shares as follows: (i) in the case of a Tendering Shareholder that is an entity, to any subsidiary, partner or member of the Tendering Shareholder and (ii) in the case of an individual Tendering Shareholder, to such Tendering Shareholder's descendants or any trust for any of their benefits or to a charitable trust; provided, however, that in any such case, prior to and as a condition to the effectiveness of such transfer, (x) each person or entity to which any of such Committed Shares or any interest in any of such Committed Shares is or may be transferred (a) shall have executed and delivered to TCCC and the Offeror a counterpart to the applicable Tender Agreement pursuant to which such person or entity shall be bound by all of the terms and provisions of the applicable Tender Agreement, and (b) shall have agreed in writing with TCCC and the Offeror to hold such Shares or interest in such Shares subject to all of the terms and provisions of the applicable Tender Agreements, and (y) the applicable Tender Agreement shall be the legal, valid and binding agreement of such person, enforceable against such person in accordance with its terms, subject to the qualification, however, that enforcement of the rights and remedies created by the applicable Tender Agreement is subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general application related to or affecting creditors' rights and to general equity principles.

     In addition, during the term of the Tender Agreements, neither the Tendering Shareholders nor any person acting as an agent of the Tendering Shareholders or otherwise on the Tendering Shareholders' behalf shall, directly or indirectly, (a) solicit, initiate or encourage the submission of any Competing Acquisition Proposal or any other sale, transfer, pledge or other disposition or conversion of any of the Committed Shares or (b) participate in or encourage any discussion or negotiations regarding, or furnish to any person any non-public information with respect to, enter into any agreement with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Competing Acquisition Proposal or any other sale, transfer, pledge or other disposition or conversion of any of the Committed Shares, in any case, from, to or with any person other than TCCC or the Offeror. The Tendering Shareholders agreed to immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties with respect to any of the foregoing. The Tendering Shareholders also agreed to notify the Offeror immediately if any party contacts the Tendering Shareholders following the date of the Tender Agreements (other than the Offeror or an affiliate or associate of the Offeror) concerning any Competing Acquisition Proposal or any other sale, transfer, pledge or other disposition or conversion of the Committed Shares.

     The Tender Agreements terminate upon the earlier of (1) the termination of the Merger Agreement pursuant to Sections 8.1(a), (b), (c), (d) or (e) of the Merger Agreement or (2) six months after the termination of the Merger Agreement pursuant to Sections 8.1 (f), (g) or (h) of the Merger Agreement.

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     The summary set forth herein does not purport to be complete and is qualified in its entirety by reference to the complete text of the forms of the Tender Agreements, which are attached hereto as Exhibits (e)(2) and (e)(3) to this Schedule 14D-9, and are incorporated by reference herein in their entirety.

LOANS TO ODWALLA EXECUTIVES FOR EXERCISE OF STOCK OPTIONS

     Under the terms of the Tender Agreements with each of D. Stephen C. Williamson, James R. Steichen and Theodore R. Leaman III (the "Executives"), TCCC may cause immediately prior to the consummation of the Offer such Executive to exercise any of the Executive's vested Company Options. Under the terms of the Merger Agreement, if TCCC requires any of the Executives to exercise Company Options to purchase Shares immediately prior to the consummation of the Offer under the terms of such Executives' Tender Agreement, Odwalla will loan to the Executives such funds as may be necessary to permit such Executives to exercise such Company Options. If Odwalla becomes obligated to advance funds to Executives for the exercise of the Executive's Company Options and Odwalla fails to advance such funds to any Executive, TCCC has agreed to advance such funds to any Executive on commercially reasonable terms.

STOCK OPTION AGREEMENT

     Concurrently with the execution of the Merger Agreement, and as a condition and inducement to TCCC's and the Offeror's entering into the Merger Agreement, Odwalla entered into an Option Agreement dated as of October 29, 2001 (the "Option Agreement") with TCCC and the Offeror. Under the Option Agreement, Odwalla granted to the Offeror an irrevocable option (the "Top-Up Stock Option") to purchase that number of Shares (the "Top-Up Option Shares") equal to the number of Shares that, when added to the number of Shares owned by the Offeror and TCCC immediately following consummation of the Offer, will constitute 90.1% of the Shares then outstanding on a fully diluted basis (assuming the issuance of the Shares in connection with the exercise of the Top-Up Stock Option), calculated in accordance with the Option Agreement at a purchase price per Top-Up Option Share equal to the Offer Price. However, the Top-Up Stock Option will not be exercisable if the number of Shares subject thereto exceeds the number of authorized Shares available for issuance.

     Subject to the terms and conditions of the Option Agreement, the Top-Up Stock Option may be exercised by the Offeror, at its election, in whole, but not in part, at any one time after the occurrence of a Top-Up Exercise Event (as defined below) and prior to the Top-Up Termination Date (as defined below). A "Top-Up Exercise Event" will occur for purposes of the Option Agreement upon the Offeror's acceptance for payment pursuant to the Offer of Shares constituting, together with Shares owned directly or indirectly by TCCC, more than 50% but less than 90% of the Shares then outstanding on a fully diluted basis. Except as provided in the last sentence of this paragraph, the "Top-Up Termination Date" will occur for purposes of the Option Agreement upon the earliest to occur of:
(1) the Effective Time; (2) the date which is 20 business days after the occurrence of a Top-Up Exercise Event; (3) the termination of the Merger Agreement; and (4) the date on which the Offeror reduces the Minimum Condition (as defined in the Merger Agreement) to 49.9% of the Shares outstanding and accepts for payment such Shares. Nevertheless, even if the Top-Up Termination Date has occurred, the Offeror will be entitled to purchase the Top-Up Option Shares if it has exercised the Top-Up Stock Option in accordance with the terms of the Option Agreement prior to such occurrence.

     The obligation of Odwalla to deliver Top-Up Option Shares upon the exercise of the Top-Up Stock Option is subject to the following conditions: (a) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR Act") and any applicable non-United States laws regulating competition, antitrust, investment or exchange controls relating to the issuance of the Top-Up Option Shares will have expired or been terminated;
(b) no provision of any applicable law or regulation and no judgment, injunction, order or decree shall prohibit the exercise of the Top-Up Stock Option or the delivery of the Top-Up Option Shares in respect of any such exercise; and (c) delivery of the Top-Up Option Shares would not require the approval of Odwalla's shareholders pursuant to the rules of the National Association of Securities Dealers.

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     The summary set forth herein does not purport to be complete and is qualified in its entirety by reference to the complete text of the form of Stock Option Agreement, which is attached hereto as Exhibit (e)(4) to this Schedule 14D-9, and is incorporated by reference herein in their entirety.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

  (a) Recommendation.

     On October 29, 2001, at a meeting of the Board held via teleconference, the Board by unanimous vote of the directors, determined that the Merger Agreement, the Option Agreement, the Tender Agreements and the transactions contemplated thereby, including the Offer and the Merger are advisable and fair to, and in the best interest of, the Shareholders, approved the Offer and the Merger and the entry by Odwalla into the definitive agreements, and recommended that the shareholders of Odwalla accept the Offer and tender their Shares to the Offeror.

     A press release announcing the commencement of the Offer and a letter to the shareholders communicating the Board's recommendation are filed herewith as Exhibits (a)(1)(I) and (a)(2), respectively, and are incorporated by reference herein in their entirety.

  (b) Background and Reasons for the Recommendation.

BACKGROUND OF THE OFFER

     In November 2000, at TCCC's request, a representative of TCCC met with Stephen Williamson, the Chairman of the Board and Chief Executive Officer of Odwalla, and Jim Steichen, Chief Financial Officer of Odwalla, and held informal discussions. During this brief meeting, TCCC and Odwalla discussed their future business plans in a general manner. At the conclusion of the meeting, Mr. Williamson indicated that TCCC could contact Odwalla at a future date if TCCC believed it was in either party's best interest.

     In January 2001 and in March 2001, representatives of TCCC made inquiries of Mr. Williamson to learn more about Odwalla. Mr. Williamson met with and had informal discussions with representatives of TCCC. During those discussions, TCCC indicated that it was TCCC's belief that bringing Odwalla into the TCCC family would greatly enhance the probability of achieving Odwalla's potential. The TCCC representatives explored generally with Mr. Williamson whether Odwalla would be interested in a possible strategic relationship with TCCC, although no specific terms or conditions were discussed. Mr. Williamson stated that Odwalla was not interested in pursuing a strategic transaction and preferred to pursue independently its business objectives. Mr. Williamson indicated, though, that the management and Board of Directors of Odwalla would give due consideration to any proposal deemed to be in the best interest of the Odwalla shareholders. Also, during this period, TCCC engaged Morgan Stanley & Co. Incorporated ("Morgan Stanley") to act as its financial advisor in connection with any potential transaction with Odwalla.

     In June 2001, directors and officers of Odwalla met with representatives of several investment banks to discuss strategic options available to Odwalla and to consider whether Odwalla should retain an investment bank.

     In early August 2001, representatives of TCCC approached DrKW, which was one of the investment banks with which Odwalla previously had discussions regarding Odwalla's strategic options. TCCC's representatives expressed an interest in discussing a possible cash acquisition of Odwalla for a price per outstanding Share in the range of $12.00 to $13.00. Following discussions between DrKW and Stephen Williamson, who had consulted with members of the Board, DrKW indicated to representatives of TCCC that Odwalla was unwilling to entertain discussions regarding a possible transaction between TCCC and Odwalla at the range of values suggested by TCCC. DrKW, however, indicated that Odwalla might be willing to entertain further discussions with TCCC if TCCC were interested in a possible acquisition of Odwalla at a value range in excess of $15 per Share.

     In late August 2001, discussions renewed. After extensive discussions, representatives of TCCC indicated to DrKW that TCCC would increase its preliminary indication of interest to $15.50 for each outstanding Share, subject to satisfactory completion by TCCC of due diligence, the negotiation of a mutually satisfactory

Merger Agreement and related documentation and satisfaction of mutually acceptable closing conditions. TCCC stated that its willingness to consider a possible transaction at this price was absolutely conditioned upon Odwalla's willingness to negotiate exclusively with TCCC for a period of time to complete a transaction and upon the willingness of the large shareholders of Odwalla to provide their unconditional support of the transaction. During these discussions, DrKW sought to encourage TCCC to increase the price reflected in TCCC's preliminary indication of interest above $15.50 per Share, but TCCC was unwilling to do so.

     In late August 2001, Odwalla received a draft indication of interest and a draft confidentiality agreement from TCCC. From August 31 through September 4, 2001, legal counsel to Odwalla, Morrison & Foerster, LLP, reviewed the terms of the draft indication of interest and the draft confidentiality agreement, and negotiated the terms of the draft confidentiality agreement with legal counsel to TCCC, King & Spalding.

     On September 4, 2001, the Board met via teleconference to discuss the TCCC indication of interest. Representatives of DrKW reviewed the draft indication of interest from TCCC for the benefit of the Board. The Board authorized its senior management to enter into discussions with TCCC, negotiate a confidentiality agreement with TCCC and proceed with appropriate due diligence efforts.

     On September 5, 2001, the Board met via teleconference to discuss the terms of the proposed confidentiality agreement with TCCC, the form of which had been negotiated over the past week (the "Confidentiality Agreement"), and the process, timing, structure and terms of a potential transaction with TCCC. The Board considered and reviewed with representatives from DrKW and Morrison & Foerster the various provisions of the proposed Confidentiality Agreement and the draft indication of interest from TCCC. The Board also discussed the provisions of the Confidentiality Agreement including, among other provisions, a thirty day exclusivity period during which Odwalla and principal shareholders of Odwalla (the "Principal Shareholders") would agree, subject to the terms and conditions of the Confidentiality Agreement, not to solicit, encourage or engage in any discussion or negotiations with, or provide any information to, or otherwise cooperate with, encourage or assist, any person or entity regarding any acquisition transaction. After a lengthy discussion, the Board authorized the senior management of Odwalla to enter into the Confidentiality Agreement with TCCC in substantially the form presented to the Board.

     On September 7, 2001, TCCC submitted a written non-binding indication of interest to the Board proposing a transaction in which Odwalla shareholders would receive $15.50 in cash per Share, subject to satisfactory completion by TCCC of due diligence, the negotiation of a mutually satisfactory Merger Agreement and related documentation and satisfaction of mutually acceptable closing conditions. Also on September 7, TCCC, Odwalla and the Principal Shareholders entered into the Confidentiality Agreement with a thirty day exclusivity period ending October 7, 2001.

     Following September 7, 2001 and throughout the month of September 2001, TCCC proceeded with its financial, legal and operational due diligence review of Odwalla. Due to delays caused by the aftermath of terrorist attacks in New York and Washington D.C. on September 11, 2001, TCCC requested, and Odwalla and the Principal Shareholders granted, an extension of the exclusivity period, ultimately through October 31, 2001 in order to continue negotiations and complete due diligence. Between October 1 and 26, 2001, TCCC conducted additional financial, legal and operational due diligence.

     On September 13, 2001, King & Spalding delivered a proposed Merger Agreement and, on September 14, 2001, delivered a proposed form of voting agreement to Morrison & Foerster. Morrison & Foerster and legal counsel to the Principal Shareholders began reviewing the Merger Agreement and form of voting agreement. During the period from September 13, 2001 to September 25, 2001, Morrison & Foerster discussed the proposed Merger Agreement and form of voting agreement with counsel to the Principal Shareholders and senior management of Odwalla.

     On September 25, 2001, Morrison & Foerster delivered revised drafts of the proposed Merger Agreement and form of voting agreement to King & Spalding which, among other things, rejected the provisions that limited the Board's ability to consider alternative offers. Odwalla objected to the limitations in the TCCC draft, especially in combination with the proposed form of voting agreement, which would require the Principal Shareholders and certain other large shareholders to support the transaction with TCCC even if a more attractive offer to purchase Odwalla were made. The revised draft delivered by Morrison & Foerster on behalf of Odwalla provided that the Board could consider alternative offers and provide information to third parties in connection with alternative proposals received by Odwalla. If a more attractive offer were made following the exercise of those rights, Odwalla could also elect to terminate the Merger Agreement, which termination would, in turn, trigger the termination of the proposed form of voting agreement. The draft provided by Morrison & Foerster also limited the conditions to TCCC's obligations to close and the ability of TCCC to terminate the Merger Agreement, in each case in order to provide Odwalla with more certainty that the proposed transaction, if agreed to, would be consummated.

     On September 27, 2001 Morrison & Foerster and King & Spalding commenced negotiations of the proposed Merger Agreement and form of voting agreement.

     On October 5, 2001, King & Spalding delivered a revised draft of the proposed Merger Agreement to Morrison & Foerster. The revised draft again limited the Board's ability to consider alternative proposals or provide information in connection with an alternative proposal, and provided that Odwalla could not terminate the Merger Agreement if a more attractive offer was made. King & Spalding expressed TCCC's view that TCCC would not agree to pursue the transaction unless the Principal Shareholders and certain other large shareholders were committed to support the transaction with TCCC even if a more attractive offer to purchase Odwalla were made. TCCC also required more flexibility in its right to terminate the Merger Agreement, especially in connection with events or developments at Odwalla prior to the consummation of the Merger.

     On October 12, 2001, Morrison & Foerster delivered revised drafts of the proposed Merger Agreement and voting agreement to King & Spalding, which revisions included structuring the acquisition of Odwalla as a tender offer followed by a second-step Merger. Under the tender offer structure proposed, although Odwalla would retain certain rights with respect to considering alternative proposals, the rights of termination of the parties were limited, and TCCC could consummate the acquisition of Odwalla more quickly. The proposed structure thus alleviated the concerns of both parties in connection with the risks associated with not consummating the transaction once it was publicly announced.

     On October 17, 2001, King & Spalding delivered a revised draft of the proposed Merger agreement to Morrison & Foerster. The revised draft did not reflect a tender offer structure and again included limitations on the Board's ability to consider alternative offers and did not allow Odwalla to terminate the Merger Agreement if the Board determined an alternative offer was superior. The revised draft also continued to provide TCCC with broad termination rights. King & Spalding emphasized to Morrison & Foerster that the premium offered to Odwalla justified the terms dictated by TCCC and that TCCC would not proceed without limitations on Odwalla's ability to consider other offers and the unconditional support of the transaction by the Principal Shareholders and certain other large shareholders.

     On Friday, October 19, 2001, Beverage Digest published an article that speculated that TCCC was in talks to acquire Odwalla. The Wall Street Journal published a similar article on Monday, October 22, 2001. Neither Odwalla nor TCCC commented on the rumors. On October 22, 2001, the price of Odwalla Common Stock rose $3.25 from its closing price on October 19, 2001 to close at $10.05.

     During the week of October 22, 2001, DrKW received communications from representatives of two investment banks, each representing an interested potential acquiror of Odwalla. DrKW indicated to the investment banks that DrKW was not in a position at that time to discuss the matter with the investment banks. Neither investment bank nor their principals made any further inquiries or made any oral or written proposals to DrKW or to Odwalla.

     On October 24, 2001, King & Spalding delivered a revised draft Merger Agreement, stock option agreement and form of tender agreement to be entered into by the Principal Shareholders and certain other large shareholders to Morrison & Foerster reflecting a tender offer structure followed by a second-step merger. The revised draft did not alter TCCC's position as to Odwalla's ability to consider alternative actions or TCCC's ability to terminate the Merger Agreement.

     On October 25, 2001, the Board met via teleconference, with representatives of DrKW and Morrison & Foerster in attendance. Representatives of DrKW and Morrison & Foerster reviewed and discussed the principal issues in the proposed Merger Agreement and related documentation and the respective positions of Odwalla and TCCC as to each principal issue. Representatives of DrKW discussed the two inquiries from potential acquirors and indicated that the communications were only expressions of interest and that no terms were discussed. The Board considered the potential value and risks associated with exploring these inquiries after the expiration of the exclusivity period. The Board considered the recent rise in the price of Odwalla Common Stock to between $10 and $11 per Share which followed the Beverage Digest and The Wall Street Journal articles referring to Odwalla's discussions with TCCC. Morrison & Foerster discussed the fiduciary duties of the Board in considering the proposed transaction with TCCC. After discussion, the Board authorized senior management to continue negotiations with TCCC.

     Late on October 25, 2001, Morrison & Foerster delivered revised drafts of the Merger Agreement, the tender agreement and the stock option agreement to King & Spalding which again proposed, among other changes, broader rights for the Board to consider alternative offers and limited TCCC's ability to terminate the Merger Agreement prior to consummation of the proposed tender offer or Merger.

     On the morning of October 26, 2001, representatives of Odwalla, Morrison & Foerster and DrKW held a conference call with representatives of TCCC and King & Spalding during which due diligence concerns and the principal unresolved terms of the transaction were discussed.

     Subsequently, on October 26, 2001, the Board met twice via teleconference, with representatives of DrKW and Morrison & Foerster in attendance at each telephonic meeting. During the first meeting the Board discussed with representatives from DrKW and Morrison & Foerster the results of the conference call that morning with representatives from TCCC and its advisors and counsel. Representatives from DrKW reported that after the morning call with representatives of TCCC, its counsel and financial advisor, DrKW received a call from Morgan Stanley in which Morgan Stanley reported that, based upon TCCC's due diligence and the effects on general economic conditions resulting from the events in New York and Washington, D.C., on September 11, 2001, and the aftermath of such events, TCCC was only willing to pay $14.50 per share. Morgan Stanley also reiterated that TCCC's willingness to consider a possible transaction at this price was absolutely conditioned upon, among other things, the willingness of the Principal Shareholders and certain other large shareholders to provide their unconditional support of the transaction. Representatives from Morrison & Foerster reported that in calls with King & Spalding, it appeared that TCCC would be willing to compromise on several of the provisions of the agreements under discussion if the price could be agreed upon and if the Principal Shareholders and certain other large shareholders agreed to provide their unconditional support of the transaction.

     The Board had a lengthy discussion of the reduction in purchase price and compromise terms proposed by King & Spalding on behalf of TCCC. The Board determined that the largest concern was with respect to the reduction in the purchase price. Strengthening its ability to consider alternative proposals was another concern. A third concern was TCCC's position that the Principal Shareholders and certain other large shareholders should pay to TCCC any additional proceeds received by the Principal Shareholders and certain other large shareholders from a sale of Odwalla to an alternative acquiror to the extent that the price received by the Principal Shareholders and certain other large shareholders was greater than the price offered by TCCC. The Board authorized representatives of DrKW to contact representatives of either TCCC or TCCC's financial advisor to address the Board's concerns.

     On the afternoon of October 27, 2001, the Board met via teleconference, with representatives of DrKW and Morrison & Foerster in attendance. DrKW and Morrison & Foerster provided the Board with a report on the negotiations with TCCC. The Board directed DrKW and Morrison & Foerster to negotiate a price of at least $15.25 per share, eliminate provisions sought by TCCC, including expanded rights of termination, and expand to the fullest extent possible the Board's ability to consider competing proposals that might emerge after entering into the proposed agreements with TCCC.

     From October 27, 2001 through October 29, 2001, senior management of Odwalla, together with representatives from DrKW and Morrison & Foerster, met with representatives of TCCC, Morgan Stanley and King & Spalding in Atlanta, Georgia to complete negotiations and drafting of the Merger Agreement and related agreements. After extensive negotiations, TCCC agreed to a purchase price of $15.25 per share in
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

cash. In addition, TCCC agreed to allow Odwalla broader rights to consider alternative transactions and to limit TCCC's ability to terminate the Merger Agreement. Odwalla's ability to terminate the Merger Agreement remained limited, and the Principal Shareholders and certain other large shareholders agreed to provide TCCC their unconditional support of the transaction.

     On October 29, 2001, the Board met via teleconference, with representatives of DrKW and Morrison & Foerster in attendance. Morrison & Foerster provided the Board with a report on the revised terms and conditions to the proposed Merger Agreement and related agreements. DrKW presented its financial analyses and stated its oral opinion, later confirmed in writing as of the same date, that, as of that date, the $15.25 per Share cash consideration to be received by the Odwalla shareholders (other than TCCC, the Offeror and their respective subsidiaries) pursuant to the Offer and the Merger was fair to such shareholders from a financial point of view. The Board, after discussion, by the unanimous vote of the directors, determined that the Merger Agreement, the Option Agreement, the Tender Agreements and the transactions contemplated thereby, including the Offer and the Merger are advisable and fair to, and in the best interest of, the shareholders of Odwalla, approved the Offer and the Merger and the entry by Odwalla into the definitive agreements, and recommended that the shareholders of Odwalla accept the Offer and tender their Shares to the Offeror. Also on October 29, 2001, TCCC's Board of Directors formally approved the proposed acquisition at a price of $15.25 per share.

     On the evening of October 29, 2001, Odwalla, the Offeror and TCCC entered into the Merger Agreement and the Stock Option Agreement and TCCC entered into the Tender Agreements with each of the Tendering Shareholders, which included the Principal Shareholders and certain other large shareholders. On October 30, 2001, Odwalla and TCCC issued a press release announcing the transaction.

     On November 6, 2001, TCCC and the Offeror commenced the Offer.

REASONS FOR THE RECOMMENDATION OF THE BOARD; FACTORS CONSIDERED

     The Board consulted with Odwalla's senior management, as well as its legal counsel, Morrison & Foerster, and financial advisor, DrKW, in reaching its decision to approve the Merger Agreement. Among the factors considered by the Board in its deliberations were the following:

     (1) The historical and recent trading activity and market prices of the Shares, and the fact that the Offer and the Merger will enable the holders of Shares to realize (1) a premium of 124.3% over the last sale price of the Shares reported on the Nasdaq National Market on October 19, 2001, the date immediately prior to the publication of the transaction rumors reported in Beverage Digest and The Wall Street Journal, (2) a premium of 36.2% over the last sale price of the Shares reported on the Nasdaq National Market on October 26, 2001, the trading day prior to the decision by the Board to approve the transaction, (3) a premium of 135.7% over the sale price of the Shares reported on the Nasdaq National Market on September 26, 2001, one month prior to the last trading day prior to the decision by the Board to approve the transaction, (4) a premium of 99.3% over the average sale price of the Shares reported on the Nasdaq National Market for the three month period ending on October 26, 2001, and (5) a premium of 73.1% over the average sale price of the Shares reported on the Nasdaq National Market for the six month period ending on October 26, 2001. The Board considered these periods the most relevant to demonstrate the recent performance of the Shares.

     (2) The financial analysis and opinion of DrKW to the Board on October 29, 2001 to the effect that, as of that date, and based upon and subject to the matters stated in its opinion, the $15.25 per Share cash consideration to be received by the Odwalla shareholders (other than TCCC, the Offeror and their respective subsidiaries) pursuant to the Offer and the Merger was fair to such shareholders, from a financial point of view. The full text of DrKW's written opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken by DrKW is attached as Schedule II to this
Schedule 14D-9 and is incorporated herein by reference in its entirety. HOLDERS OF SHARES ARE URGED TO READ SUCH OPINION CAREFULLY AND IN ITS ENTIRETY.

     (3) The purchase price in the Offer and the Merger would be payable in cash, thus eliminating any uncertainties in valuing the consideration to be received by Odwalla's shareholders, which have been particularly acute in light of the recent volatility in the price of the Shares, as well as volatility in the market prices of shares traded on the Nasdaq Stock Market and in stock markets generally.

     (4) After several weeks of negotiations, TCCC made several provisions in the Merger Agreement and Tender Agreements an absolute condition to the Offer Price, including the provisions that (1) prevent the Board from terminating the Merger Agreement in the event Odwalla receives a Superior Proposal (as defined in the Merger Agreement), (2) provide that the Board may not withdraw its approval of the Merger, (3) require the Board to submit the Merger Agreement to Odwalla shareholders whether or not the Board makes a Subsequent Adverse Determination (as defined in the Merger Agreement), (4) prevent the Board from negotiating with any third party that makes an unsolicited offer unless (x) the Board after taking into account advice from its legal counsel and financial advisors determines that such action is required for the Board to comply with its fiduciary obligations, (y) Odwalla receives from such third party a confidentiality agreement, including standstill provisions, no less favorable to Odwalla than the Confidentiality Agreement with TCCC and (z) the Board concludes after taking into account the advice of its financial advisor that the third-party offer is a Superior Proposal, (5) TCCC would not enter into the Merger Agreement until shareholders holding at least 57% of the Shares entered into Tender Agreements with TCCC and the Offeror requiring such shareholders to tender their shares in the Offer, and, in the case of shareholders holding 54% of the Shares, provide a proxy to TCCC and the Offeror to vote such Shares in favor of the Merger at any meeting of shareholders called to consider the Merger Agreement, the Stock Option Agreement and the Merger and in any manner as TCCC may see fit with respect to any other extraordinary corporate transaction such as a merger, business combination or recapitalization, and (6) require Odwalla to pay a break-up fee of $8 million upon termination, in specified instances, of the Merger Agreement. In exchange for such provisions, Odwalla was able to obtain limited conditions to the consummation of the Offer which would increase the likelihood of the consummation of the Offer and the Merger.

     (5) The judgment of the Board, based on the extended arm's-length negotiations with TCCC and the Offeror, that the Offer Price represented the highest price that the Offeror would be willing to pay in acquiring the Shares.

     (6) The price of the Common Stock rose to between $10 and $11 per share following the Beverage Digest and The Wall Street Journal articles referring to Odwalla's discussions with TCCC.

     (7) Comments made by equity analysts following the Beverage Digest and The Wall Street Journal articles estimating the "take-out value" of the Common Stock in a sale transaction at approximately $11.00 to $14.00 per share.

     (8) The absence of any other offers to purchase Odwalla from competing bidders, including following the Beverage Digest and the Wall Street Journal articles.

     (9) The Offer provides shareholders who are considering selling their Shares with the opportunity to sell their Shares at the Offer Price without incurring the transaction costs typically associated with open market sales.

     (10) The Offer and the Merger provide for a prompt cash tender offer for all Shares to be followed by a merger for the same consideration, thereby enabling Odwalla's shareholders to obtain cash in exchange for their Shares at the earliest possible time.

     (11) The Merger Agreement does not condition the Offeror's obligations to consummate the Merger on the Offeror's or TCCC's ability to obtain financing for the Merger.

     (12) TCCC's representations in the Merger Agreement that it will have available to it funds sufficient to satisfy its and the Offeror's obligation to consummate the Offer and the Merger.

     (13) Odwalla's financial performance and outlook, including the financial projections provided to TCCC (and which are included in the Schedule TO), and Odwalla's assets, business, financial condition, business strategy, results of operations and Odwalla's prospects if it were to remain an independent, publicly traded entity, including the risks of competing against companies that have far greater resources, distribution capacity and product offerings than Odwalla. In particular, the Board considered the competitive environment in its business, and the Board's assessment of Odwalla's ability to effectively compete in the industry as an independent entity.

     (14) Odwalla's determination of the likelihood that a superior offer could be found was insufficient to justify the risk of either delay in proceeding with the favorable transaction with TCCC and the Offeror or breaking off negotiations with TCCC and the Offeror.

     (15) The Merger Agreement permits the Board to furnish information and enter into discussions or negotiations, in connection with an unsolicited acquisition proposal if (x) the Board after taking into consideration advice from its legal counsel and financial advisors determines that such action is required for the Board to comply with its fiduciary duty, (y) Odwalla receives from such third party a confidentiality agreement, including standstill provisions, no less favorable to Odwalla than the Confidentiality Agreement with TCCC and (z) the Board concludes after taking into account the advice of its financial advisor that the third-party offer is a Superior Proposal.

     (16) The Board's determination that the termination fee was reasonable taking into consideration the other terms of the transaction.

     (17) The fact that the Merger Agreement provides for the exchange of options to purchase the Shares held by employees and other persons into the right to receive an amount in cash equal to the excess, if any, of the Offer Price over the exercise price of each such stock option.

     (18) The Principal Shareholders and other large shareholders are sophisticated investors and were able to negotiate, with the assistance of counsel, the Tender Agreements.

     The Board also considered a number of uncertainties and risks in their deliberations concerning the Offer and the Merger, including the following:

     (1) The restrictions on Odwalla's ability to enter into an alternative transaction with a third party including the provisions that (1) prevent the Board from terminating the Merger Agreement in the event Odwalla receives a Superior Proposal (as defined in the Merger Agreement) and (2) TCCC would not enter into the Merger Agreement until shareholders holding at least 57% of the Shares entered into Tender Agreements with TCCC and the Offeror requiring such shareholders to tender their shares in the Offer, and, in the case of shareholders holding 54% of the Shares, provide a proxy to TCCC and the Offeror to vote such Shares in favor of the Merger at any meeting of shareholders called to consider the Merger Agreement, the Stock Option Agreement and the Merger and in any manner as TCCC may see fit with respect to any other extraordinary corporate transaction such as a merger, business combination or recapitalization.

     (2) TCCC required that Odwalla enter into the Confidentiality Agreement, providing that Odwalla provide information and materials to TCCC and its representatives and affiliates, and that Odwalla not provide information or materials to, or hold discussions with, other potential acquirors regarding an alternative transaction, with the exclusivity provisions regarding actions taken with other potential acquirors ultimately being extended to October 31, 2001.

     (3) The circumstances under the Merger Agreement in which the break-up fee of $8 million becomes payable by Odwalla.

     (4) Under the terms of the Merger Agreement, between the execution of the Merger Agreement and Effective Time, Odwalla is required to obtain TCCC's consent before it can take specified actions.

     (5) The conditions to the Offeror's and TCCC's obligations to purchase Shares in the Offer, and the possibility that such conditions might not be satisfied.

     (6) The possibility that, although the Offer gives Odwalla's shareholders the opportunity to realize a premium over the price at which the Shares traded prior to the public announcement of the Offer and the Merger, the price or value of the Shares may increase in the future, and Odwalla's shareholders would not benefit from those future increases.

In view of the variety of factors considered in connection with its evaluation of the Merger Agreement, the Board found it impracticable to, and did not, quantify, rank or otherwise assign relative weights to the factors considered or determine that any factor was of particular importance in reaching its determination that the Merger Agreement and the transactions contemplated thereby are fair to, and in the best interests of, Odwalla's shareholders. Rather, the decision of each Board member was based upon his own judgment, in light of the totality of the information presented and considered, of the overall effect of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on Odwalla's shareholders compared to any alternative transaction.

  (c) Intent to Tender.

     To Odwalla's knowledge after reasonable inquiry, except as set forth below, all of Odwalla's executive officers, directors, affiliates and subsidiaries currently intend to tender all Shares held of record or beneficially by them (other than Shares held directly or indirectly by other public companies, as to which Odwalla has no knowledge) pursuant to the Offer or to vote in favor of the Merger. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director, affiliate or subsidiary acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     The Board retained DrKW pursuant to an Engagement Letter, dated September 4, 2001. Under the terms of that Engagement Letter, DrKW will be entitled to a transaction fee equal to $2,900,000 (the "Transaction Fee") upon consummation of the Merger; provided that if the Offeror amends the Offer to purchase 49.9% of the outstanding Shares, 50% of the Transaction Fee will be paid upon the purchase of the 49.9% of the outstanding Shares and the remainder of the Transaction Fee will be paid upon the closing of the Merger. Odwalla has also agreed to reimburse DrKW for reasonable out-of-pocket expenses, including reasonable fees and expenses of its legal counsel, and to indemnify DrKW and related parties against certain liabilities arising out of the engagement of DrKW. In the ordinary course of its business, DrKW and its affiliates may actively trade or hold the securities of Odwalla and TCCC for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities.

     The Executive Chairman and certain other senior executives of the investment banking division of Dresdner Bank AG, of which DrKW is a part, indirectly own interests in both U.S. Equity Partners, L.P. and U.S. Equity Partners (Offshore), L.P., each of which is a shareholder of Odwalla and which together own approximately 7% of Odwalla's outstanding Common Stock. In addition, the Executive Chairman of the investment banking division of Dresdner Bank AG is the Chairman of the entity that controls the management of U.S. Equity Partners, L.P. and U.S. Equity Partners (Offshore), L.P. U.S. Equity Partners, L.P. and U.S. Equity Partners (Offshore), L.P. have designated Ellis Jones, Chief Executive Officer of Wasserstein & Co., to be a member of the Board.

     Neither Odwalla nor any person acting on its behalf currently intends to employ, retain or compensate any person to make solicitations or recommendations to shareholders on its behalf concerning the Offer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Other than the transactions listed below, no transactions in the Shares have been effected during the past 60 days by Odwalla or, to the best of its knowledge, by any executive officer, director, affiliate or subsidiary of
Odwalla:

     (a) The Tender Agreements executed by the Tendering Shareholders. Under the Tender Agreements, the Tendering Shareholders have agreed to tender the Committed Shares in the Offer. The Committed Shares represent approximately 57% of the Shares that as of October 25, 2001 were issued and outstanding. In addition, Tendering Shareholders holding approximately 54% of the Shares outstanding as of October 25, 2001 have agreed to vote their Shares in favor of the Merger and otherwise in the manner directed by the Offeror.

     (b) On September 25, 2001, Michael Cote, Senior Vice President of Sales and Operations, was granted a stock option to purchase 50,000 Shares at an exercise price of $6.90 in accordance with the terms of Odwalla's Amended and Restated 1997 Stock Option/Stock Issuance Plan.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     The purpose of the Offer is for the Offeror to acquire control of, and the entire equity interest in, Odwalla. The Offer is being made pursuant to the Merger Agreement. As promptly as practicable following the purchase of Shares pursuant to the Offer and after satisfaction or waiver of all conditions to the Merger set forth in the Merger Agreement, the Offeror intends to acquire any remaining equity interest in Odwalla not acquired in the Offer by consummating the Merger.

          (1) (a) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by Odwalla in response to the Offer which relate to a tender offer or other acquisition of Odwalla's securities by Odwalla, any subsidiary of Odwalla or any other person.

          (b) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by Odwalla in response to the Offer which relate to, or would result in, (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Odwalla or any subsidiary of Odwalla, (2) any purchase, sale or transfer of a material amount of assets of Odwalla or any subsidiary of Odwalla, or (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of Odwalla.

          (2) Except as indicated in Items 3 and 4 above, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

ITEM 8. ADDITIONAL INFORMATION.

INFORMATION STATEMENT

     The Information Statement attached as Schedule I to this Schedule 14D-9 is being furnished in connection with the possible designation by the Offeror, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of Odwalla's shareholders as described in Item 3 above, and is incorporated herein by reference.

     Vote Required to Approve the Merger. The Board has approved and adopted the Offer, the Merger and the Merger Agreement in accordance with the CGCL. If the Minimum Condition or the Option Exercise Minimum Number (as defined in the Merger Agreement), as applicable, and the other conditions to the Offer are satisfied and the Offer is consummated, the Offeror will own a number of Shares necessary to cause the Merger to occur without a vote of the shareholders of Odwalla, pursuant to Section 1110 of the CGCL. The Minimum Condition requires that there shall have been validly tendered and not properly withdrawn, together with the Shares owned, directly or indirectly, by TCCC, at least ninety and one-tenth percent (90.1%) of the Shares (determined on a fully diluted basis as calculated in Section 1.1(a) of the Merger Agreement ("Fully Diluted Basis")). If however, the Minimum Condition or the Option Exercise Minimum Number, as applicable, is not satisfied but the Revised Minimum Number and the other conditions are satisfied, the Board will be required to submit the Merger Agreement to Odwalla's shareholders for approval at a shareholders' meeting convened for that purpose in accordance with the CGCL. The execution and delivery of the Merger Agreement and the Option Agreement by Odwalla and the consummation by Odwalla of the transactions contemplated thereby have been duly authorized by all necessary corporate action on the part of Odwalla, subject to the approval and adoption of the Merger by the shareholders of Odwalla in accordance with the CGCL. In addition, the affirmative vote of the holders of a majority of the outstanding Shares is the only vote of the holders of any of Odwalla's capital stock necessary in connection with the consummation of the Merger. Therefore, unless the Merger is consummated in accordance with the provisions of Section 1110 of the CGCL described above (in which case no action by the shareholders of Odwalla will be required to consummate the Merger), the only remaining corporate action of Odwalla will be the approval and adoption of the Merger

Agreement and the transactions contemplated thereby by the affirmative vote of the holders of a majority of the Shares.

     The Merger Agreement provides, if the approval and adoption of the Merger Agreement by Odwalla's shareholders are required by law, Odwalla will, as soon as practicable following the consummation of the Offer, duly call, give notice of, convene and hold a shareholders' meeting for the purpose of considering the approval of the Merger Agreement and the transactions contemplated thereby. The Board of Directors of Odwalla will recommend to the shareholders the adoption or approval of the Merger Agreement and the Merger, will solicit proxies in favor of the Merger Agreement and the Merger and will take all other actions necessary or, in the reasonable judgment of TCCC, helpful to secure the vote or consent of such holders required by the CGCL or the Merger Agreement, to effect the Merger and shall not withdraw such recommendation. In connection with such meeting, Odwalla will promptly prepare and file with the Commission and will thereafter mail to its shareholders as promptly as practicable a proxy statement of Odwalla and all other proxy materials for such meeting. The Merger Agreement provides that TCCC will vote all Shares beneficially owned by it in favor of the adoption of the Merger Agreement at the Odwalla shareholder's meeting at which the Merger Agreement and the Merger are considered by Odwalla's shareholders. If the Offeror acquires the Revised Minimum Number of Shares, it would have the ability to ensure approval of the Merger by the shareholders of Odwalla with the approval of a de minimis number of remaining outstanding Shares.

     Under the CGCL, the merger consideration paid to Odwalla's shareholders may not be cash if the Offeror or TCCC owns, directly or indirectly, more than 50% but less than 90% of the then outstanding Shares unless either all the shareholders consent to the Merger or the Commissioner of Corporations of the State of California approves, after a hearing, the terms and conditions of the Merger and the fairness thereof. If such shareholder consent or Commissioner of Corporations approval is not obtained, the CGCL requires that the consideration received in the Merger consist only of non-redeemable common stock of TCCC. The purpose of the Offer is to obtain 90.1% or more of the Shares then outstanding on a Fully Diluted Basis and thus enable TCCC and the Offeror to acquire all the equity of Odwalla for consideration consisting solely of cash.

     Dissenters' Rights. Holders of Shares do not have dissenters' rights as a result of the Offer. However, if the Merger is consummated, certain holders of Shares who fully comply with and meet all the requirements of the provisions of Chapter 13 of the CGCL ("Qualifying Shareholders"), may have certain rights to dissent and to require Odwalla to purchase their Shares for cash at "fair market value." Additionally, Qualifying Shareholders will be entitled to exercise dissenters' rights under the CGCL only if the holders of five percent or more of the outstanding Shares properly file demands for payment or if the Shares held by such holders are subject to any restriction on transfer imposed by Odwalla or by any law or regulation ("Restricted Shares"). Accordingly, if any holder of Restricted Shares or the holders of five percent or more of the Shares properly file demands for payment in compliance with Chapter 13 of the CGCL, all other Qualifying Shareholders will be entitled to require Odwalla to purchase their Shares for cash at their fair market value if the Merger is consummated. If the holders of fewer than five percent of the Shares properly file demands for payment in compliance with Chapter 13 of the CGCL but any holder of Restricted Shares properly files such a demand, only such holder or holders of Restricted Shares shall be entitled to require Odwalla to purchase their Shares as described in the preceding sentence. In addition, if immediately prior to the Effective Time, the Shares are not listed on a national securities exchange certified by the California Commission of Corporations or listed on the National Market System of the Nasdaq Stock Market, holders of Shares may exercise dissenters' rights as to any or all of their Shares entitled to such rights.

     Under the CGCL, the "fair market value" of the Shares may be one agreed to by Odwalla and the Qualifying Shareholder or judicially determined, depending on the circumstances. The "fair market value" is determined as of the day before the first announcement of the terms of the proposed Merger, excluding any appreciation or depreciation as a result of the Merger and subject to adjustments. The value so determined could be more or less than the Offer Price. Moreover, a damages remedy or injunctive relief may be available if the Merger is found to be the product of procedural unfairness, including fraud, misrepresentation or other misconduct.

     If the Merger is not completed, no Qualifying Shareholder will be entitled to have Odwalla purchase such holder's Shares under Chapter 13 of the CGCL. If a shareholder and Odwalla do not agree on whether that shareholder is a Qualifying Shareholder, or if a Qualifying Shareholder and Odwalla fail to agree on the fair market value of Shares and neither Odwalla nor the Qualifying Shareholder files a complaint or intervenes in a pending action within six months after Odwalla mails the required notice that shareholders have approved the Merger, that shareholder does not have (or will cease to have) rights as a dissenting shareholder. After a shareholder files a demand to exercise dissenters' rights, that shareholder may not withdraw the demand without Odwalla's consent.

     The foregoing discussion of the rights of Qualifying Shareholders does not purport to be a complete statement of the procedures to be followed by shareholders desiring to exercise any available dissenters' rights and is qualified in its entirety by reference to Chapter 13 of the CGCL, which is set forth in Annex II to the Offer to Purchase and incorporated herein by reference.

     Rule 13e-3. The Securities and Exchange Commission (the "SEC" or the "Commission") has adopted Rule 13e-3 under the Exchange Act which is applicable to certain "going private" transactions and which may under certain circumstances be applicable to the Merger following the purchase of Shares pursuant to the Offer in which the Offeror seeks to acquire any remaining Shares. Rule 13e-3 should not be applicable to the Merger if the Merger is consummated within one year after the expiration or termination of the Offer and the price paid in the Merger is not less than the per Share price paid pursuant to the Offer. However, if the Offeror is deemed to have acquired control of Odwalla pursuant to the Offer and if the Merger is consummated more than one year after completion of the Offer or an alternative acquisition transaction is effected whereby shareholders of Odwalla receive consideration less than that paid pursuant to the Offer, in either case at a time when the Shares are still registered under the Exchange Act, the Offeror may be required to comply with Rule 13e-3 under the Exchange Act. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning Odwalla and certain information relating to the fairness of the Merger or such alternative transaction and the consideration offered to minority shareholders in the Merger or such alternative transaction, be filed with the SEC and disclosed to shareholders prior to consummation of the Merger or such alternative transaction. The purchase of a substantial number of Shares pursuant to the Offer may result in Odwalla being able to terminate its Exchange Act registration. See Section 14. If such registration were terminated, Rule 13e-3 would be inapplicable to any such future Merger or such alternative transaction.

     Effect of the Offer on the Market for the Shares, Stock Exchange Listing and Exchange Act Registration. The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and will reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the public. Following the purchase of Shares pursuant to the Offer, more than 90.1% of the outstanding Shares (on a Fully Diluted Basis) will be owned by the Offeror or 49.9% of the outstanding Shares will be owned by the Offeror.

     Depending on the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements of Nasdaq National Market for continued listing. To maintain such designation, a security must substantially meet one of two maintenance standards. The first maintenance standard requires that (1) there be at least 750,000 publicly held shares, (2) the publicly held shares have a market value of at least $5 million, (3) the issuer have net tangible assets of at least $4 million on stockholder's equity of $10 million,
(4) there be at least 400 shareholders of round lots, (5) the minimum bid price per share must be at least $1.00 and (6) there be at least two registered and active market makers. The second maintenance standard requires that (1) the issuer have either (A) a market capitalization of at least $50 million or (B) total assets and total revenue of at least $50 million each for the most recently completed fiscal year or two of the last three most recently completed fiscal years, (2) there be at least 1,100,000 shares publicly held, (3) the publicly held shares have a market value of at least $15 million, (4) the minimum bid price per share be at least $3.00, (5) there be at least 400 shareholders of round lots and (6) there be at least four registered and active market makers.

     If these standards for continued listing for Nasdaq National Market are not met, the Shares might nevertheless continue to be included in the Nasdaq SmallCap Market. Inclusion in the Nasdaq SmallCap Market, however, would require that (i) there be at least 300 round lot holders, (ii) there be at least 500,000 publicly held Shares, (iii) the publicly held Shares have a market value of at least $1 million, (iv) there be at least two registered and active market makers, of which one may be entering stabilizing bids and (v) the issuer have either (A) net tangible assets of at least $2 million on stockholder's equity of $2.5 million, (B) market capitalization of at least $35 million or (C) net income of at least $500,000 in the most recently completed fiscal year or in two of the last three most recently completed fiscal years. Shares held directly or indirectly by directors, officers or beneficial owners of more than 10% of the Shares are not considered as being publicly held for the purpose of determining whether either of the Nasdaq Stock Market listing criteria are met.

     On September 27, 2001 the Nasdaq Stock Market implemented a moratorium on the minimum bid and public float requirements for continued listing on the Nasdaq National Market and the Nasdaq SmallCap Market. The temporary relief is available until January 2, 2002. Until that date, companies will not be cited for failing to meet the above described minimum bid and public float requirements for continued listing.

     If the purchase of Shares pursuant to the Offer causes the Shares to no longer meet the requirements for continued inclusion in Nasdaq or the Nasdaq SmallCap Market as a result of a reduction in the number or market value of publicly held Shares or the number of round lot holders or otherwise, as the case may be, the market for Shares could be adversely affected. It is possible that the Shares would continue to trade in the over-the-counter market and that price quotations would be reported by other sources. The extent of the public market therefor and the availability of such quotations would depend, however, upon such factors as the number of shareholders and/or the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of the securities firms, the possible termination of registration under the Exchange Act as described below and other factors. The Offeror cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer price.

     The Shares are currently registered under the Exchange Act. The purchase of Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated upon application of Odwalla to the Commission if the Shares are not listed on a national securities exchange and there are fewer than 300 record holders. The termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Odwalla to holders of the Shares and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement in connection with shareholders' meetings and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions, no longer applicable to the Shares. Furthermore, "affiliates" of Odwalla and persons holding "restricted securities" of Odwalla may be deprived of the ability to dispose of the securities pursuant to Rule 144 under the Securities Act of 1933, as amended.

     The Shares are currently "margin securities" under the rules of the Federal Reserve Board, which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares for the purpose of buying, carrying, or trading in securities. Depending upon factors similar to those described above with respect to listing and market quotations, it is possible that, following the Offer, the Shares might no longer constitute "margin securities" for the purposes of the Federal Reserve Board's margin regulations and therefore could no longer be used as collateral for purpose credits made by brokers. In any event, the Shares will cease to be "margin securities" if registration of the Shares under the Exchange Act is terminated.

     TCCC currently intends to seek delisting of the Shares from Nasdaq and the termination of the registration of the Shares under the Exchange Act as soon after completion of the Offer as the requirements for such delisting and termination are met. If Nasdaq listing and the Exchange Act registration of the Shares are not terminated prior to the Merger, then the Shares will be delisted from Nasdaq and the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

     Antitrust. Under the HSR Act and the rules promulgated thereunder by the Federal Trade Commission (the "FTC"), the acquisition of Shares under the Offer may not be consummated until notifications have been given and certain information has been furnished to the FTC and the Antitrust Division of the Department of Justice (the "Antitrust Division") and the specified waiting period requirements have been satisfied. The FTC has deemed that TCCC filed notification and report forms under the HSR Act with the FTC and the Antitrust Division on November 2, 2001. Accordingly, the waiting period under the HSR Act will expire at 11:59 p.m., Eastern Time, on November 19, 2001 unless TCCC or Odwalla receive a request for additional documentary material, or the Antitrust Division and the FTC terminate the waiting period prior thereto. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the Antitrust Division or the FTC raises substantive issues in connection with a proposed transaction, the parties may engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay consummation of the transaction while such negotiations continue.

     The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the Offeror's proposed acquisition of Odwalla. At any time before or after the Offeror's acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the consummation of the Merger, or seeking the divestiture of Shares acquired by the Offeror or the divestiture of substantial assets of Odwalla or its subsidiaries or TCCC or its subsidiaries. Private parties may also bring legal action under the antitrust laws under certain circumstances. Additionally, at any time before or after the Offeror's acquisition of Shares pursuant to the Offer and notwithstanding that the HSR Act waiting period may have expired, any state could take such action under the antitrust laws as it deems necessary or desirable in the public interest. Such action could include seeking to enjoin the purchase of Shares pursuant to the Offer or the consummation of the Merger, or seeking the divestiture of Shares acquired by the Offeror or the divestiture of substantial assets of Odwalla or its subsidiaries or TCCC or its subsidiaries. There can be no assurance that a challenge to the Offer, the consummation of the Merger or the tender of the Shares pursuant to the Tender Agreements on antitrust grounds will not be made, or, if such a challenge is made, of the result thereof.

     If any waiting period under the HSR Act applicable to the Offer has not expired or been terminated prior to the Expiration Date, the Offeror will not be obligated to proceed with the Offer or the purchase of any Shares not theretofore purchased pursuant to the Offer.

     State Anti-Takeover Laws -- California. Odwalla is incorporated under the laws of the State of California. Section 1203 of the CGCL provides that if a tender offer is made to some or all of a corporation's shareholders by an "interested party," an affirmative opinion in writing as to the fairness of the consideration to the shareholders of such corporation is required to be delivered to the shareholders at the time that the tender offer is first made in writing to the shareholders. However, if the tender offer is commenced by publication and tender offer materials are subsequently mailed or otherwise distributed to the shareholders, the opinion may be omitted in the publication if the opinion is included in the materials distributed to the shareholders. For purposes of Section 1203, the term "interested party" includes, among other things, a person who is a party to the transaction and (A) directly or indirectly controls the corporation that is the subject of the tender offer or proposal, (B) is, or is directly or indirectly controlled by, an officer or director of the subject corporation or (C) is an entity in which a material financial interest is held by any director or executive officer of the subject corporation. While none of Odwalla, TCCC or Offeror believes that the Offer constitutes a transaction that falls within the provisions of Section 1203, an independent financial advisor, DrKW, has been retained by Odwalla to provide a fairness opinion with respect to the Offer and has provided such opinion to Odwalla.

     State Takeover Laws -- Other. A number of states have adopted takeover laws and regulations which purport to varying degrees to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, principal executive offices or principal places of business therein. In 1982, the Supreme Court of the United States, in Edgar v. Mite Corp., invalidated on constitutional grounds the Illinois Business Takeovers Act, which as a matter of state securities law made takeovers of corporations meeting certain requirements more difficult, and the reasoning in such decision is likely to apply to certain other state takeover statutes. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court of the United States held that the State of Indiana could, as a matter of corporate law and in particular those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining shareholders, provided that such laws were applicable only under certain conditions. Subsequently, in TLX Acquisition Corp.
v. Telex Corp., a federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

ITEM 9.  EXHIBITS.

EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
(a)(1)(A)     Offer to Purchase dated November 6, 2001*+
(a)(1)(B)     Form of Letter of Transmittal*+
(a)(1)(C)     Form of Notice of Guaranteed Delivery*+
(a)(1)(D)     Form of Letter from the Information Agent to Brokers,
              Dealers, Commercial Banks, Trust Companies and Other
              Nominees*+
(a)(1)(E)     Form of Letter to Clients for use by Brokers, Dealers,
              Commercial Banks, Trust Companies and Other Nominees*+
(a)(1)(F)     Guidelines for Certification of Taxpayer Identification
              Number on Substitute Form W-9*+
(a)(1)(G)     Instructions for Form W-8BEN*+
(a)(1)(H)     Summary of Advertisement as published on November 6, 2001*
(a)(1)(I)     Press Release jointly issued by Odwalla, Inc. and The
              Coca-Cola Company on October 30, 2001**
(a)(1)(J)     Press Release issued by Odwalla, Inc. on November 6, 2001
(a)(2)        Letter to Shareholders from D. Stephen C. Williamson, Chief
              Executive Officers of Odwalla, Inc. dated November 6, 2001+
(a)(5)        Opinion of Dresdner Kleinwort Wasserstein, Inc. to the Board
              of Directors of Odwalla, Inc. dated October 29, 2001
              (incorporated by reference to Schedule II attached to the
              Schedule 14D-9)+
(e)(1)        Agreement and Plan of Merger, dated as of October 29, 2001, by and among The Coca-Cola Company, Perry Phillip Corp. and
              Odwalla, Inc.**+
(e)(2)        Form of Tender Agreement with voting agreement, dated as of
              October 29, 2001, by and among The Coca-Cola Company, Perry
              Phillip Corp. and Odwalla, Inc.*+
(e)(3)        Form of Tender Agreement without voting agreement, dated as of October 29, 2001, by and among The Coca-Cola Company,
              Perry Phillip Corp. and Odwalla, Inc.*+
(e)(4)        Stock Option Agreement, dated as of October 29, 2001, by and among Odwalla, Inc., The Coca-Cola Company and Perry Phillip
              Corp.**+
(e)(5)        Employment Agreement, dated as of October 29, 2001, by and between Odwalla, Inc. and D. Stephen C. Williamson*

EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
(e)(6)        Information Statement Pursuant to Section 14(f) of the
              Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (incorporated by reference to Schedule I attached to this Schedule 14D-9)+
(g)           None

---------------
 * Incorporated by reference to Schedule TO filed by TCCC and the Offeror on November 6, 2001

** Incorporated by reference to Form 8-K filed by Odwalla on November 2, 2001

 + Included in copies mailed to Odwalla's shareholders



                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          By: /s/ D. STEPHEN C. WILLIAMSON
                                            ------------------------------------
                                            D. Stephen C. Williamson
                                            Chief Executive Officer

Dated: November 6, 2001

                      (This page intentionally left blank)

                                                                      SCHEDULE I

                                 ODWALLA, INC.
                              120 STONE PINE ROAD
                            HALF MOON BAY, CA 94019

                       INFORMATION STATEMENT PURSUANT TO
                    SECTION 14(F) OF THE SECURITIES EXCHANGE
                     ACT OF 1934 AND RULE 14F-1 THEREUNDER

     This Information Statement is being mailed on or about November 6, 2001, as a part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Odwalla, Inc. ("Odwalla" or the "Company") with respect to the tender offer by Offeror (the "Offeror"), a California corporation and a wholly-owned subsidiary of TCCC, a Delaware corporation ("TCCC"), to the holders of record of shares of common stock, no par value per share, of Odwalla (the "Common Stock" or the "Shares"). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in this Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by the Offeror to a majority of the seats on the Board of Directors of Odwalla.

     The Merger Agreement provides that promptly upon the purchase of and payment for any Shares by the Offeror, which, when added to the Shares owned by TCCC, represent at least 90.1% (on a Fully Diluted Basis) or 49.9% (in the event the Offeror revises the Offer under the terms of the Merger Agreement to require only 49.9%) of the outstanding Shares, the Offeror will be entitled to elect or designate such number of directors, rounded up to the next whole number, on the Board for the period following such purchase as is equal to the product of the total number of directors on the Board (giving effect to the directors elected or designated by the Offeror pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares owned by the Offeror, TCCC and any of their affiliates bears to the total number of Shares then outstanding. Prior to the purchase of and payment for any Shares by the Offeror, Odwalla will promptly increase the size of the Board from seven to eight and will maintain the number of directors at eight until the Effective Time. In addition, Odwalla will take all action necessary to cause the Offeror's designees to be so elected or designated to the Board, including increasing the number of directors and seeking and accepting resignations of incumbent directors. The Company will use its reasonable best efforts to cause persons elected or designated by the Offeror to constitute the same percentage (rounded up to the next whole number) as is on the Board of each committee of the Board (other than any committee of the Board established to take action under the Merger Agreement) only to the extent permitted by applicable law or the rules of the Nasdaq National Market.

     In the event that the Offeror's designees are elected or designated to the Board, then, until the Effective Time, Odwalla will use its reasonable best efforts to ensure that the Board includes at least four directors in office as of the date of the Merger Agreement (any such director remaining in office being a "Continuing Director"). If the number of Continuing Directors is reduced below four, then any remaining Continuing Director will be entitled to designate persons to fill such vacancies who will be considered Continuing Directors. If no Continuing Directors remain, then the other directors will designate four persons to fill such vacancies, and such persons will be considered Continuing Directors. Following the election or appointment of the Offeror's designees to the Board and prior to the Effective Time, TCCC and the Offeror will not cause Odwalla to take any action with respect to any amendment or waiver of any term of the Merger Agreement, Odwalla's Articles of Incorporation or Bylaws, or any termination or rescission of the Merger Agreement by Odwalla or any other consent or action by the Board with respect to the Merger Agreement or the Offer, without the approval of a majority of the Continuing Directors and a majority of the directors who are not Continuing Directors.

     This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 thereunder in connection with the appointment or designation of the Offeror's designees to the Board.

     You are urged to read this Information Statement carefully. You are not, however, required to take any action.

     Pursuant to the Merger Agreement, Offeror commenced the Offer on November 6, 2001. The Offer is scheduled to expire at midnight, San Francisco, California time, on Thursday, December 6, 2001, unless the Offer is extended, at which time, if all conditions to the Offer have been satisfied or waived, the Offeror will purchase all of the Shares validly tendered pursuant to the Offer and not properly withdrawn.

     The information contained in this Information Statement (including information incorporated by reference) concerning Offeror, TCCC and the Offeror's designees has been furnished to Odwalla by the Offeror, and Odwalla assumes no responsibility for the accuracy or completeness of such information.

                               OFFEROR DESIGNEES

     The Offeror has informed Odwalla that it will choose the designees from the directors and executive officers of TCCC and/or the Offeror listed in Annex I of the Offer to Purchase, a copy of which is being mailed to shareholders of Odwalla. The information with respect to such individuals in Annex I is hereby incorporated by reference. The Offeror has informed Odwalla that each of the individuals listed in Annex I of the Offer to Purchase that may be chosen has consented to act as a director of Odwalla, if so designated.

     Based solely on the information set forth in Annex I of the Offer to Purchase filed by the Offeror, none of the executive officers and directors of the Offeror or TCCC (1) is currently a director of, or holds any position with, Odwalla, or (2) has a familial relationship with any directors or executive officers of Odwalla. The Company has been advised that, to the best knowledge of the Offeror and TCCC, none of the Offeror's or TCCC's directors or executive officers beneficially owns any equity securities (or rights to acquire such equity securities) of Odwalla and none have been involved in any transactions with Odwalla or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

     The Offeror has informed Odwalla that, to the best of its knowledge, none of the executive officers and directors of the Offeror or TCCC has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

     It is expected that the Offeror's designees may assume office at any time following the purchase by the Offeror of a specified minimum number of Shares pursuant to the Offer, which purchase cannot be earlier than December 6, 2001, and that, upon assuming office, the Offeror's designees will thereafter constitute at least a majority of the Board. This step will be accomplished at a meeting or by written consent of the Board providing that the size of the Board be increased and/or sufficient numbers of current directors will resign such that, immediately following such action, the number of vacancies to be filled by the Offeror's designees will constitute at least a majority of the available positions on the Board. It is currently not known which of the current directors of Odwalla will resign.

                   CERTAIN INFORMATION CONCERNING THE COMPANY

     The authorized capital stock of Odwalla consists of (a) 15,000,000 shares of Common Stock and (b) 5,000,000 shares of preferred stock, no par value per share (the "Preferred Stock"). As of the close of business on October 25, 2001, there were 11,103,321 shares of Common Stock and no shares of Preferred Stock outstanding. Each share of outstanding Common Stock entitles the record holder to one vote.

     Odwalla's Bylaws currently set the number of directors at seven. As discussed further on the first page of this Information Statement, the number of directors on Odwalla's Board will be increased from seven to eight under the terms of the Merger Agreement. Each of Odwalla's current directors will hold office until the next annual meeting in 2002 or until their successors have been elected or until they resign. If any director resigns, dies or is otherwise unable to serve out his term, or the Board increases the number of directors, the Board may fill the vacancy until the next annual meeting of shareholders.

               INFORMATION ABOUT DIRECTORS AND EXECUTIVE OFFICERS

THE BOARD OF DIRECTORS

     The Board oversees Odwalla's business and affairs and monitors the performance of management. In accordance with corporate governance principles, the Board does not involve itself in day-to-day operations. The directors keep themselves informed through, among other things, discussions with the chief executive officer, other key executives and Odwalla's principal external advisers (legal counsel, outside auditors, investment bankers and other consultants), reading reports and other materials that Odwalla sends them and by participating in board and committee meetings.

     The Board met seven times during fiscal 2001. Each incumbent director attended at least 75% of the total number of Board and committee meetings, of which the director was a member, held in fiscal 2001.

     Set forth below are the name, age and position of each director and executive officer of Odwalla.

NAME                           AGE                   POSITION(S) WITH ODWALLA
----                           ---                   ------------------------
D. Stephen C. Williamson.....  43    Chairman of the Board and Chief Executive Officer
Andrew B. Balson(1)..........  35    Director
Richard L. Grubman(1)(2).....  39    Director
Ellis B. Jones(2)............  47    Director
Mark E. Nunnelly.............  42    Director
Juan I. Prado................  41    Director
Craig I. Sakin(1)(2).........  41    Director
James R. Steichen............  51    Senior Vice President, Finance and Chief Financial
                                     Officer
Michael Cote.................  46    Senior Vice President -- Sales and Operations
Linda A. Frelka..............  40    Vice President, Quality Assurance
Theodore R. Leaman III.......  45    Vice President, Manufacturing
Susan M. Kirmayer............  43    Vice President, Human Resources

---------------

(1) Member of the Compensation Committee.

(2) Member of the Audit Committee.

     There are no family relationships among the directors or executive officers. There are no material proceedings to which any director or executive officer, or any associate of any such director or executive officer, is a party adverse to Odwalla or any subsidiary of Odwalla or has a material interest adverse to Odwalla or any subsidiary of Odwalla.

THE COMMITTEES OF THE BOARD

     The Board has an audit committee and a compensation committee. The full Board nominates the directors who are to serve on these committees.

THE AUDIT COMMITTEE          The Audit Committee oversees Odwalla's independent
                             auditors and reviews Odwalla's internal financial procedures and controls. Directors Jones, Grubman and Sakin serve as members of the Audit Committee.
                             The Audit Committee met four times during fiscal
                             2001.

                             The Board adopted and approved a charter for the Audit Committee in June 2000. The Board has determined that all members of the Audit Committee are "independent" as that term is defined in Rule 4200 of the listing standards of the National Association of Securities Dealers.

THE COMPENSATION COMMITTEE   The Compensation Committee has overall
                             responsibility for Odwalla's compensation policies and determines the compensation payable to Odwalla's executive officers, including their participation in Odwalla's employee benefit and stock option plans. Directors Balson, Grubman and Sakin currently serve as members of the compensation committee. The Compensation Committee met eleven times in fiscal 2001.

DIRECTORS AND EXECUTIVE OFFICERS

     The following are brief biographies of each director and executive officer of Odwalla (including present principal occupation or employment, and material occupations, positions, offices or employments for the past five years). Unless otherwise indicated, to the knowledge of Odwalla, no director or executive officer of Odwalla has been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors) and no director or executive officer of Odwalla was a party to any judicial or administrative proceeding during the last five years (except for any matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Each director and officer of Odwalla is a citizen of the United States, except for Mr. Prado who is a citizen of Brazil, and each individual's business address is c/o Odwalla, Inc., 120 Stone Pine Road, Half Moon Bay, California 94019.

           NAME AND AGE                     PRINCIPAL OCCUPATION AND BUSINESS EXPERIENCE
           ------------                     --------------------------------------------

D. Stephen C.
Williamson(43).............  D. Stephen C. Williamson currently serves as
                             Chairman of the Board and as Chief Executive
                             Officer, a position he has held since June 1996. Prior to that time, Mr. Williamson served as Co-Chairman of the Board and Co-Chief Executive Officer from January 1995 to June 1996 and as Chief Financial Officer of Odwalla from March 1991 to August 1996. Mr. Williamson also served as Odwalla's President from May 1992 until January 1995. Mr. Williamson holds a B.A. degree in history from the University of California at Berkeley. He is also Chairman of Avenal Land & Oil Company, a private investment company.

Andrew B. Balson(35).......  Andrew B. Balson has served as a director of
                             Odwalla since May 2000. Mr. Balson has been a Managing Director of Bain Capital since December 2000. Previously, Mr. Balson was a Principal of Bain Capital since June 1998 and had been an Associate at Bain Capital since November 1996. Prior to this, Mr. Balson was a consultant with Bain & Company since August 1994. Mr. Balson is also a director of Domino's Pizza, Inc. and Interpath, Inc.

Richard L. Grubman(39).....  Richard L. Grubman has served as a director of
                             Odwalla since August 1997. Mr. Grubman has been a Managing Director of Highfields Capital Management, LP since April 1998. Prior to this, Mr. Grubman was a Managing Director of Development Capital, LLC since January 1997 and a general partner of its affiliate, Corporate Value Partners, LP, since November 1996. Mr. Grubman was also previously President of Sycamore Capital Management, Inc., a position he held since January 1996. From December 1992 to November 1995, Mr. Grubman was a general partner of Lakeview Partners, L.P. During 1992, he was a vice president of Gollust, Tierney and Oliver, Incorporated. Mr. Grubman holds an A.B. degree in Art and Archaeology from Princeton University.

Ellis B. Jones(47).........  Ellis B. Jones has served as a director of Odwalla since May 2000. Mr. Jones is Chief Executive
                             Officer of Wasserstein & Co., which includes the venture capital and the leveraged buyout funds, and the other asset management businesses of Wasserstein & Co. Formerly, Mr. Jones was a Managing Director of Wasserstein Perella & Co., which he joined in February of 1995. He was a Managing Director in investment banking at Salomon Brothers during the period of 1988 through 1994. Mr. Jones graduated from the Yale School of Management and the University of California at Berkeley. He also serves on the Boards of Directors of Element K Corporation, American Lawyer Media, IMAX Corporation, Phoenix House (a non-profit organization) and The Cate School in Carpinteria, California.

Mark E. Nunnelly(42).......  Mark E. Nunnelly has served as a director of
                             Odwalla since May 2000. Mr. Nunnelly has been a Managing Director of Bain Capital since 1990. Prior to that time, Mr. Nunnelly was a partner at Bain & Company and was employed by Procter & Gamble Company Inc. in product management. Mr. Nunnelly serves on the board of directors of several companies, including Domino's Pizza, Modus Media, Eschelon Telecommunications, CTC Communications, Interpath and DoubleClick, Inc.

Juan I. Prado(41)..........  Juan I. Prado has served as a director of Odwalla since August 2000. Mr. Prado has served as Chairman and CEO of Promisant Ltd., a provider of global transaction processing services since March 1999. Prior to this, Mr. Prado served as a senior officer of the Coca-Cola Company's Latin American Group since 1991. Mr. Prado received an MBA from The Wharton School, an MA in languages and international studies from The University of Pennsylvania, and a B.S. in industrial engineering from Tufts University.

Craig H. Sakin(41).........  Craig H. Sakin has served as a director of the
                             Company since February 1999. Mr. Sakin has served as Managing Director and more recently a Managing Partner of Catterton Partners, a group of affiliated private equity funds, since August 1996. From November 1991 to August 1996, Mr. Sakin was Chairman and Chief Executive Officer of Gold Coast Beverage Distributors, a beer distribution company. Mr. Sakin holds a B.S. from St. Lawrence University.

James R. Steichen(51)......  James R. Steichen has served as Senior Vice
                             President, Finance since August 1998 and as Chief Financial Officer since September 1996. From May 1996 to August 1996, Mr. Steichen served as Vice President, Finance and had served as a consultant to Odwalla since August 1995. Prior to that, he had been a partner with BDO Seidman, LLP, a public accounting firm, since December 1990. Mr. Steichen is a Certified Public Accountant and holds a B.S. degree from the University of South Dakota.

Michael Cote(46)...........  Michael Cote has served as Senior Vice
                             President -- Sales and Operations since June 2001. Mr. Cote most recently served as Customer Vice President, Growth Channels at Pepperidge Farm, Inc. from May 1999 to May 2001. Prior to that, Mr. Cote served as Customer Vice President, New England Sales at Pepperidge Farm, Inc. from January 1998 to May 1999 and as Director -- Northeast Sales from August 1995 to January 1998. Mr. Cote attended Nichols College and Franklin Pierce College, majoring in Business Administration, and the University of Maine, majoring in Criminal Justice.

Linda A. Frelka(40)........  Linda A. Frelka has served as Vice President,
                             Quality Assurance since September 1997. From
                             October 1987 to August 1997, Ms. Frelka worked at Redi-Cut Foods, Inc. in several quality assurance roles, most recently as Vice President from 1995 to 1997. Ms. Frelka has a B.S. degree in Biological Sciences, emphasis Microbiology, from Northern Illinois University.

Theodore R. Leaman
III(45)....................  Theodore R. Leaman III has served as Vice
                             President, Manufacturing since April 1999. From January 1998 until April 1999, Mr. Leaman was Plant Manager for Stouffer Foods, a subsidiary of Nestle Corporation. From January 1993 until December 1998, Mr. Leaman served as Plant Manger for Contadina, another Nestle Corporation subsidiary. Mr. Leaman received a B.S. in Industrial Management from Carnegie-Mellon University.

Susan M. Kirmayer(43)......  Susan M. Kirmayer has served as Vice President,
                             Human Resources since August 1998. From October 1997 until August 1998, Ms. Kirmayer served as Director, Human Resources. From February 1992 to October 1997, Ms. Kirmayer served as Director of Human Resources and Administrative Services for Collagen Corporation. Ms. Kirmayer attended San Jose State University and majored in Business Administration.

COMPENSATION OF DIRECTORS

     Members of the Board who are not employees currently receive $10,000 per year, in addition to reimbursement for some expenses incurred in connection with their attendance at meetings of the Board and committees.

     Under the Automatic Option Grant Program of the Company's 1997 Stock Option/Stock Issuance Plan, each individual who first becomes a non-employee Board member, whether through election by the shareholders or appointment by the Board, is automatically granted, at the time of the initial election or appointment, a non-statutory option to purchase 5,000 shares of Common Stock, provided the individual was not previously in Odwalla's employment. In addition, on the date of each annual meeting, each individual who is to continue to serve as a non-employee Board member, whether or not that individual is standing for re-election to the Board at that particular annual meeting, will automatically be granted at that meeting a non-statutory option to purchase 3,000 shares of Common Stock, provided the individual has served as a non-employee Board member for at least six months. There is no limit on the number of these 3,000-share option grants any one non-employee Board member may receive over his or her period of Board service, and non-employee Board members who have previously served in Odwalla's employ will be fully eligible for one or more 3,000-share option grants.

     Each option granted under the Automatic Option Grant Program is subject to the following terms and conditions:

          1. The exercise price per share will be equal to 100% of the fair market value per Share on the automatic grant date;

          2. Each option will have a maximum term equal to the lesser of (a) 10 years measured from the grant date or (b) 12 months following termination of Board service;

          3. Each option will be immediately exercisable for all the Shares subject to such option, but any purchased Shares will be subject to repurchase by Odwalla, at the exercise price paid per Share, upon the optionee's cessation of Board service prior to vesting in those Shares;

          4. The Shares subject to each initial 5,000 share grant will vest in four successive equal annual installments over the optionee's period of Board service, with the first installment to vest upon the completion of one year of Board service, measured from the automatic grant date. All of the Shares subject to each annual 3,000 share grant will vest upon the optionee's completion of one year of Board service, measured from the automatic grant date;

          5. The Shares subject to each outstanding automatic option grant will immediately vest should the optionee die or become permanently disabled while a Board member or should any of the following events occur while the optionee continues in Board service: (a) an acquisition of Odwalla by merger or asset sale; (b) the successful completion of a hostile tender offer for more than 50% of the total combined voting power of Odwalla's outstanding securities; or (c) a change in the majority of the Board occasioned by one or more contested elections for Board membership; and

          6. Upon the successful completion of a hostile tender offer for securities possessing more than fifty percent (50%) of the total combined voting power of Odwalla's outstanding securities, each outstanding automatic option grant may be surrendered to Odwalla for a cash distribution per surrendered option share in an amount equal to the excess of (a) the greater of (1) the fair market value per share of Common Stock on the date the option is surrendered to Odwalla in connection with a hostile tender offer or (2) the highest price per share of Common Stock paid in the hostile tender offer over (b) the exercise price payable per share.

     Under the Automatic Option Grant Program described above, the following options were granted to non-employee directors under the Company's 1997 Stock Option/Stock Issuance Plan in fiscal 2001: Mr. Balson, Mr. Grubman, Mr. Jones, Mr. Nunnelly and Mr. Sakin were each granted options to purchase 3,000 Shares at an exercise price of $10.00 per share.

EXECUTIVE COMPENSATION

     The following Summary Compensation Table contains information regarding the compensation of Odwalla's Chief Executive Officer, President, and four most highly compensated officers for the fiscal years ended September 1, 2001, September 2, 2000 and August 28, 1999.

                           SUMMARY COMPENSATION TABLE

                                                                           LONG-TERM
                                                                          COMPENSATION
                                                                             AWARDS
                                                                          ------------
                                                  ANNUAL COMPENSATION      SECURITIES      ALL OTHER
NAME AND                               FISCAL    ---------------------     UNDERLYING     COMPENSATION
PRINCIPAL POSITION                      YEAR     SALARY($)    BONUS($)     OPTIONS(1)        ($)(2)
------------------                     ------    ---------    --------    ------------    ------------
D. Stephen C. Williamson.............   2001      394,712          --       150,000              --
  Chairman of the Board and             2000      242,308      30,000       110,000              --
  Chief Executive Officer               1999      185,000          --       160,000              --
James R. Steichen....................   2001      266,827          --        50,000             960
  Senior Vice President, Finance and    2000      193,750      20,000        40,000             772
  Chief Financial Officer               1999      169,577          --        70,000           1,081
Theodore R. Leaman III...............   2001      175,685          --        25,000             673
  Vice President, Manufacturing         2000      163,077      15,000            --             554
                                        1999       64,615          --        50,000              --

                                                                           LONG-TERM
                                                                          COMPENSATION
                                                                             AWARDS
                                                                          ------------
                                                  ANNUAL COMPENSATION      SECURITIES      ALL OTHER
NAME AND                               FISCAL    ---------------------     UNDERLYING     COMPENSATION
PRINCIPAL POSITION                      YEAR     SALARY($)    BONUS($)     OPTIONS(1)        ($)(2)
------------------                     ------    ---------    --------    ------------    ------------
Karen Lucas..........................   2001      165,000          --        30,000          18,699
  Vice President, East Coast Sales      2000      154,614      15,070        20,000             717
                                        1999        3,217          --            --              --
Susan M. Kirmayer....................   2001      159,519          --        25,000             580
  Vice President, Human Resources       2000      124,692      15,000            --             681
                                        1999      103,994          --        20,000             868

---------------
(1) The options listed in the table were granted under the Company's 1997 Stock Option/Stock Issuance Plan.

(2) Represents Odwalla's matching 401(k) plan contribution for all amounts shown except the total shown for Ms. Lucas includes $17,694 for moving and housing allowance.

     INDIVIDUAL OPTION GRANTS TO EXECUTIVE OFFICERS DURING FISCAL YEAR 2001

     The following table sets forth certain information regarding stock options granted in 2001 to the individuals named in the Summary Compensation Table. No stock appreciation rights were granted to those individuals during the fiscal year 2001.

                               INDIVIDUAL GRANTS

                                                                                             POTENTIAL REALIZABLE
                                                                                               VALUE AT ASSUMED
                           NUMBER OF     PERCENTAGE OF                                       ANNUAL RATES OF STOCK
                           SECURITIES    TOTAL OPTIONS                                      PRICE APPRECIATION FOR
                           UNDERLYING     GRANTED TO                                            OPTION TERM (2)
                            OPTIONS      EMPLOYEES IN    EXERCISE PRICE                     -----------------------
NAME                        GRANTED       FISCAL 2001     ($/SHARE)(1)    EXPIRATION DATE      5%           10%
----                       ----------    -------------   --------------   ---------------   ---------   -----------
D. Stephen C.
  Williamson.............   150,000(3)       37.9%           $9.938            2/8/11       $937,493    $2,375,792
James R. Steichen........    50,000(3)       12.6%           $9.938            2/8/11       $312,498    $  791,931
Karen Lucas..............    30,000(4)        7.6%           $8.438          10/17/10       $159,198    $  403,440
Theodore R. Leaman III...    25,000(4)        6.3%           $8.438          10/17/10       $132,665    $  336,200
Susan M. Kirmayer........    25,000(4)        6.3%           $8.438          10/17/10       $132,665    $  336,200

---------------
(1) The exercise price may be paid in cash, in shares of Common Stock valued at fair market value on the exercise date or through a cashless exercise procedure involving a same-day sale of the purchased Shares. The Company may also finance the option exercise by loaning the optionee sufficient funds to pay the exercise price for the purchased Shares and the federal and state income and employment tax liability incurred by the optionee in connection with the exercise.

(2) There is no assurance provided to the option holder or any other holder of Odwalla's securities that the actual stock price appreciation over the five- or 10-year option term will be at the 5% and 10% assumed annual rates of compounded stock price appreciation.

(3) The options were granted under Odwalla's 1997 Stock Option/Stock Issuance Plan on February 8, 2001, with a vesting commencement date of the same date. The options granted have a maximum term of 10 years, all measured from the grant date, subject to earlier termination upon the optionee's cessation of service with Odwalla. All options will vest as to 1/36 of the Shares each month.

(4) The options were granted under the Company's 1997 Stock Option/Stock Issuance Plan on October 17, 2000, with a vesting commencement date of the same date. The options granted have a maximum term of

    10 years, all measured from the grant date, subject to earlier termination upon the optionee's cessation of service with Odwalla. All options will vest as to 1/36 of the Shares each month.

   AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
                                     VALUES

     The following table sets forth for each of the individuals named in the Summary Compensation Table, certain information concerning the number of Shares subject to both exercisable and unexercisable stock options as of September 1, 2001. Also reported are values for "in-the-money" options that represent the positive spread between the respective exercise prices of outstanding options and the fair market value of the Company's Common Stock as of September 1, 2001. No stock appreciation rights were exercised during fiscal year 2001 or were outstanding at the end of fiscal year 2001.

                                                          NUMBER OF SECURITIES            VALUE OF UNEXERCISED
                                                         UNDERLYING UNEXERCISED           IN-THE-MONEY OPTIONS
                             SHARES                   OPTIONS AT SEPTEMBER 1, 2001       AT FISCAL YEAR END(1)
                           ACQUIRED ON     VALUE      ----------------------------    ----------------------------
NAME                        EXERCISE      REALIZED    EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
----                       -----------    --------    -----------    -------------    -----------    -------------
D. Stephen C.
  Williamson.............       --          $ --        361,554         233,446        $190,577         $80,873
James R. Steichen........       --          $ --        127,737          82,363        $ 79,505         $40,265
Theodore R. Leaman III...       --          $ --         44,721          30,279        $ 69,313         $21,047
Karen Lucas..............       --          $ --         21,667          28,333        $  9,934         $ 4,966
Susan M. Kirmayer........       --          $ --         30,389          23,611        $ 12,567         $ 4,833

---------------
(1) Based on the fair market value of the Shares at the end of the 2001 fiscal year ($7.87 per share) less the option exercise price payable for those Shares.

EMPLOYMENT AGREEMENTS

     On December 21, 1999, D. Stephen C. Williamson, Odwalla's Chief Executive Officer, and James R. Steichen, Odwalla's Senior Vice President, Finance and Chief Financial Officer, entered into employment agreements with Odwalla that are effective until December 21, 2002. Thereafter, these agreements are subject to three consecutive automatic one-year renewals. The agreements generally provide for annual salaries to be paid at the most recently approved salary approved by the Compensation Committee of the Board and the right to participate in and to receive those employee benefits that are generally provided to similarly situated employees at Odwalla. If Mr. Williamson's or Mr. Steichen's employment is terminated due to death, a disability that prevents him from performing his duties for six months, termination for cause, or resignation without good reason, payment of his salary and benefits will cease.

     If Mr. Williamson or Mr. Steichen is terminated other than for cause or is terminated within 12 months of a change of control or corporate transaction (as those terms are defined in Odwalla's 1997 Stock Option/ Issuance Plan), the terminated employee will receive specified payments that are substantially equivalent to the remaining payments he would have received had he remained employed through the term of his agreement. The terminated employee will also receive reimbursement for the cost of acquiring health benefits through the term of his agreement. All stock options held by the terminated employee will automatically become vested and fully exercisable at the time his termination becomes effective. The total payments or benefits received by Mr. Williamson or Mr. Steichen from Odwalla resulting from termination in connection with a change of control or corporate transaction shall not exceed three times the terminated employee's annualized compensation minus $1.00. If Mr. Williamson or Mr. Steichen resigns for good reason, the resigning employee is entitled to received severance pay equal to his base salary for a period of 12 months. The resigning employee also would be entitled to reimbursement for the cost of acquiring health benefits for a period of 12 months.

     On October 29, 2001, concurrent with the execution of the Merger Agreement, Mr. Williamson entered into a new employment agreement with Odwalla that will become effective on the Effective Time, which is more fully discussed in Item 3 of the Company's Solicitation/Recommendation Statement on Schedule 14D-9.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     On December 21, 1999, D. Stephen C. Williamson and James R. Steichen entered into employment agreements with Odwalla, the terms of which are discussed more fully in the section entitled "Employment Agreements" above.

     Mr. Williamson has also entered into a new employment agreement with the Company on October 29, 2001, the terms of which are discussed more fully in Item 3 of the Company's Solicitation/Recommendation Statement on Schedule 14D-9.

 Termination Agreement with Karen Lucas

     By letter agreement, dated September 21, 2001, Karen Lucas, Odwalla's Vice President, Marketing and East Coast Sales, agreed with Odwalla to terminate her employment on October 8, 2001. From October 9, 2001 through April 9, 2002, Odwalla agreed to provide Ms. Lucas (1) $82,500 in severance pay, less all applicable withholdings, payable on Odwalla's bi-weekly payroll schedule, (2) payment for continuation of COBRA benefits, (3) outplacement services with a firm and in an amount determined by Odwalla and (4) relocation expenses should Ms. Lucas move to Seattle, Washington.

     The letter agreement also specified the number of vested stock options Ms. Lucas had as of the termination date and that Ms. Lucas has until January 6, 2002 to exercise any of these vested shares.

     In consideration for receiving the severance payments, COBRA reimbursement, outplacement and relocation benefits described above, Ms. Lucas waived and released and promised to never to assert any claims or causes of action against Odwalla, its predecessors, successors, or past or present subsidiaries, officers, directors, agents, employees and assigns with respect to any matter arising out of or connected with Ms. Lucas' employment with Odwalla.

     Under the terms of the letter agreement, for a period ending on April 8, 2003, Ms. Lucas has agreed not to (1) solicit employment of any employee of Odwalla, (2) own, manage, operate, sell, control, participate in the ownership, management, operation, sales or control of any business in the United States that directly competes with Odwalla's business, or (3) solicit Odwalla's customers or suppliers that Ms. Lucas contacted, solicited or became acquainted with during her employment with Odwalla.

 Douglas K. Levin Separation Agreement and Release

     On December 14, 2000, Odwalla entered into a separation agreement and release with Douglas K. Levin. As of the date of the agreement, Mr. Levin was deemed to have resigned from all offices and directorships of Odwalla or any affiliate. Odwalla agreed to pay Mr. Levin $654,000 in bi-weekly installment payments, beginning December 29, 2000 through December 31, 2003, also known as the "Severance Term." Under the terms of the agreement, Mr. Levin agreed that all stock option agreements between him and Odwalla were cancelled and void, and Mr. Levin further acknowledged that he had no rights and Odwalla had no obligations under any of these stock option agreements.

     For the 18 month period following the date of the separation agreement and release, Odwalla agreed to provide Mr. Levin COBRA health benefits, and at the end of this period, Odwalla agreed to reimburse Mr. Levin for the cost of purchasing health care coverage for an additional 18 months. Odwalla also agreed to pay, for the period beginning January 1, 2001 through June 30, 2001, Mr. Levin's housing payments equal to $6,000 per month.

     Upon receipt of his first severance payment, Mr. Levin agreed to dismiss promptly and with prejudice any and all lawsuits and other actions against Odwalla involving Mr. Levin. Mr. Levin has no obligation to seek alternative employment during the Severance Term and will continue to receive severance payments from Odwalla in the event that Mr. Levin does secure alternative employment.

     Mr. Levin agreed not to disclose or use any information regarding Odwalla's business, employees or customers, which was produced by any employee of Odwalla in the course of his or her employment, and which is not properly in the public domain. For a period of two-and-one-half years following the date of the separation agreement and release, Mr. Levin agreed not to (1) divert or attempt to divert from Odwalla or any affiliate any business in which it is engaged, (2) employ or recommend for employment any person employed by Odwalla or any affiliate, other than his wife Abby Carter, or (3) engage in any business activity that is competitive with Odwalla or any affiliate in any state where Odwalla conducts its business, unless Mr. Levin can prove that his actions were done without the use of confidential information. In addition, for a period of two-and-one-half years following the date of the separation agreement and release, Mr. Levin agreed not to (1) solicit any customer of Odwalla or any affiliate known to Mr. Levin to have been a customer for the provision of substantially the same products or services as provided by Odwalla, or (2) solicit for employment any person employed by Odwalla or any affiliate, other than his wife Abby Carter.

     Under the separation agreement and release, Mr. Levin completely released and discharged Odwalla and any affiliate, and its and their present and former shareholders, officers, directors, agents, employees, attorneys, successors and assigns from all claims of every kind, known or unknown, mature or unmatured, which Mr. Levin may now have or in the future arising from any act or omission or condition occurring prior to the date of the agreement. Odwalla and Mr. Levin agreed that the agreement reflects a compromise settlement of disputed claims and that the furnishing of consideration for the agreement was not an admission of liability by Odwalla.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     No interlocking relationship exists between Odwalla's executive officers, Board or compensation committee and any executive officer or member of the Board or compensation committee of any other company, nor has such interlocking relationship existed in the past.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires Odwalla's directors and executive officers, and persons who own more than 10% of a registered class of Odwalla's equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of Odwalla. officers, directors and greater than 10% shareholders are required by SEC regulations to furnish Odwalla with copies of all Section 16(a) forms they file.

     To Odwalla's knowledge, based solely on a review of the copies of the reports furnished to Odwalla and written representations that no other reports were required during the fiscal year ended September 1, 2001, all Section 16(a) filing requirements applicable to its officers, directors and greater than 10% beneficial owners for fiscal 2001 were complied with on a timely basis.

                      REPORT OF THE COMPENSATION COMMITTEE

     The following Compensation Committee's Report on Executive Compensation shall not be deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulations 14A or 14C of or to the liabilities of Section 18 of the Exchange Act, and shall not be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, notwithstanding any general incorporation by reference of this Information Statement into any other document.

THE REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

     The Compensation Committee of the Board, subject to review by the full Board, is responsible for the establishment of remuneration arrangements for senior management and the administration of compensation and employee benefit plans. In addition, the Compensation Committee sets the base salary of Odwalla's executive officers, approves individual bonus programs for executive officers, and administers Odwalla's stock option plans under which grants may be made to executive officers and other key employees. The following is a summary of policies of the Compensation Committee that affect the compensation paid to executive officers during the fiscal year 2001, as reflected in the tables and text set forth elsewhere in this document.

  General Compensation Policy

     The objectives of Odwalla's executive compensation program are to motivate and retain current executives and to attract future ones. Odwalla's executive compensation program is designed to: (1) provide a direct and substantial link between Odwalla's performance and executive pay, (2) consider individual performance and accomplishments and compensate accordingly, and (3) determine Odwalla's position in the specialty beverage and food labor markets and be competitive in those labor markets. Odwalla's intent is to position its executive pay levels at the median of U.S. specialty beverage and food companies. The Committee also considers geographic location and companies that may compete with Odwalla's in recruiting executive talent.

     The principal factors which the Compensation Committee considered in establishing the components of each executive officer's compensation package for fiscal 2001 are summarized below. The Compensation Committee may, however, in its discretion apply entirely different factors in setting executive compensation for future years.

  Base Salary

     The base salary for each officer is set on the basis of personal performance, the Compensation Committee's assessment of salary levels in effect for comparable positions with the Company's principal competitors, and internal comparability considerations. The weight given to each of these factors may vary from individual to individual, and the Compensation Committee did not rely upon any specific compensation surveys for comparative compensation purposes. Instead, the Compensation Committee made its decisions as to the appropriate market level of base salary for each executive officer on the basis of its understanding of the salary levels in effect at companies with which Odwalla competes for executive talent. Base salaries will be reviewed on an annual basis, and adjustments will be made in accordance with the factors indicated above.

  Long-Term Incentive Compensation

     Long-term incentives are provided through stock option grants. The grants are designed to align the interests of the executive officers with those of the shareholders, and to provide each officer with a significant incentive to manage Odwalla from the perspective of an owner with an equity stake in the business. The stock option plan encourages long term retention and provides rewards to executives and other eligible employees commensurate with growth in shareholder value. It is the Compensation Committee's practice to grant options to purchase Shares at the market price on the date of grant with a term of up to 10 years. The options granted to the Company's executive officers during fiscal 2001 will vest from the date of grant in thirty-six or forty-eight equal monthly installments. Accordingly, the options will provide a return to the executive officer only if he or she remains in the Company's employ and the market price of the underlying Shares appreciates.

     The number of Shares subject to each option grant is set at a level intended to create a meaningful opportunity for stock ownership based on the officer's current position with the Company, the base salary associated with that position, the size of comparable awards made to individuals in similar positions within the industry, the individual's potential for increased responsibility and promotion over the option term, and the individual's personal performance in recent periods. The Compensation Committee also takes into account the number of unvested options held by the executive offer in order to maintain an appropriate level of equity incentive for that individual. However, the Compensation Committee does not adhere to any specific guidelines as to the relative option holdings of the Company's executive officers.

  Compensation of Chief Executive Officer

     The compensation payable to Mr. Williamson, Odwalla's Chief Executive Officer, was determined by the Compensation Committee. Mr. Williamson's base salary was set at a level which the Board believed would be competitive with the base salary levels in effect for chief executive officers at similarly-sized companies within the industry. For fiscal year 2001, Mr. Williamson's compensation package was set by the Compensation Committee on the basis of the compensation policy summarized in this report.

  Deductibility of Executive Compensation

     The Compensation Committee has considered the impact of Section 162(m) of the Internal Revenue Code adopted under the Omnibus Budget Reconciliation Act of 1993, which section disallows a deduction for any publicly held corporation for individual compensation exceeding $1 million in any taxable year for the chief executive officer and the four other most highly compensated executive officers, respectively, unless such compensation meets the requirements for the "performance-based" exception to Section 162(m). The compensation paid to Odwalla's executive officers for fiscal 2001 did not exceed the $1 million limit per officer, and it is not expected that the compensation to Odwalla's executive officers for fiscal year 2002 will exceed that limit. In addition, Odwalla's 1997 Stock Option/Stock Issuance Plan is structured so that any compensation deemed paid to an executive officer in connection with the exercise of his or her outstanding options under the 1997 Stock Option/Stock Issuance Plan will qualify as performance-based compensation which will not be subject to the $1 million limitation. It is the Compensation Committee's policy to qualify, to the extent reasonable, its executive officers' compensation for deductibility under the applicable tax law. However, we may from time to time pay compensation to our executive officers that may not be deductible.

                    SUBMITTED BY THE COMPENSATION COMMITTEE:

                              RICHARD L. GRUBMAN,
                BOARD MEMBER AND COMPENSATION COMMITTEE CHAIRMAN

                               ANDREW B. BALSON,
                 BOARD MEMBER AND COMPENSATION COMMITTEE MEMBER

                                CRAIG H. SAKIN,
                 BOARD MEMBER AND COMPENSATION COMMITTEE MEMBER

PERFORMANCE GRAPH

     The following graph compares the cumulative total shareholder return on the Company's Common Stock with that of the Nasdaq Stock Market (U.S.) Index and the Russell 2000 Index. The comparison for each of the periods assumes that $100 was invested on August 31, 1996 in the Company's Common Stock including reinvestment of dividends. These indices, which reflect formulas for dividend reinvestment and weighing of individual stocks, do not necessarily reflect returns that could be achieved by individual investors.

              COMPARISON OF FIVE (5) YEAR CUMULATIVE TOTAL RETURN
            AMONG THE COMPANY, THE NASDAQ STOCK MARKET (U.S.) INDEX
                           AND THE RUSSELL 2000 INDEX

[PERFORMANCE GRAPH]

                                                              NASDAQ
--------------------------------------------------------------------------------
                                                     THE      MARKET     RUSSELL
                                                   COMPANY    (U.S.)      2000
--------------------------------------------------------------------------------
August 1996                                        100.00     100.00     100.00
August 1997                                         68.70     139.49     128.95
August 1998                                         54.96     131.81     103.94
August 1999....................................     43.89     244.89     133.42
August 2000....................................     41.22     374.16     169.65
August 2001....................................     48.24     160.03     149.92


     Notwithstanding anything to the contrary set forth in any of Odwalla's previous filings under the Securities Act or the Exchange Act that might incorporate future filings, including this Information Statement, in whole or in part, the preceding Compensation Committee Report on Executive Compensation and the preceding Performance Graph shall not be incorporated by reference into any of these filings; nor shall the Report or graph be incorporated by reference into any future filings.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth information regarding the ownership of Odwalla's Common Stock as of November 1, 2001, by (1) each director, (2) the Chief Executive Officer and each of the four other most highly compensated executive officers of the Company, determined for the Company's fiscal year ended September 1, 2001, (3) all those known by the Company to be beneficial owners of more than five percent of its Common Stock, and (4) all directors and executive officers as a group. Except as otherwise indicated, the address of each of the people in this table is as follows: c/o Odwalla, Inc., 120 Stone Pine Road, Half Moon Bay, California 94019.

                                                                     COMMON STOCK
                                                               BENEFICIALLY OWNED(1)(2)
                                                              ---------------------------
                                                               NUMBER OF
                                                                 SHARES
                                                              BENEFICIALLY      PERCENT
NAME OF BENEFICIAL OWNER                                         OWNED        OF CLASS(1)
------------------------                                      ------------    -----------
Bain Capital Funds(3).......................................   2,769,275         24.79%
  c/o Bain Capital Partners, LLC
  111 Huntington Avenue
  Boston, MA 02199
Catterton-Simon Partners III, L.P...........................   1,493,461         13.37%
  7 Greenwich Office Park
  Greenwich, CT 06830
D. Stephen C. Williamson(4).................................   1,031,107          8.90%
U.S. Equity Partners, LP and U.S. Equity Partners
  (Offshore), LP(5).........................................     764,612          6.84%
  1999 Avenue of the Stars, Suite 2950
  Los Angeles, CA 90067
Richard Grubman(6)..........................................      60,848             *
Craig H. Sakin(7)...........................................       5,500             *
Andrew B. Balson(8).........................................       1,250             *
Ellis B. Jones(9)...........................................       1,250             *
Mark E. Nunnelly(10)........................................       1,250             *
Juan I. Prado(11)...........................................      58,742             *
James R. Steichen(12).......................................     147,183          1.30%
Theodore R. Leaman III(13)..................................      53,055             *
Susan M. Kirmayer(14).......................................      35,689             *
Karen Lucas(15).............................................      23,055             *
All directors and executive officers as a group (13
  persons)(16)..............................................   1,447,492         12.96%

---------------

  *  Less than one percent (1%).

 (1) This table is based upon information supplied by officers, directors and principal shareholders and Schedules 13D and 13G filed with the SEC. Unless otherwise indicated in the footnotes to this table and subject to community property laws applicable, the Company believes that each of the shareholders named in this table has sole voting and investment power with respect to the Shares indicated as beneficially owned.

 (2) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of Common Stock, subject to options currently exercisable or exercisable within 60 days of November 1, 2001, are deemed outstanding for computing the percentage of the person holding the options, but are not deemed outstanding for computing the percentage of any other person. Percentage of ownership is based on 11,171,579 shares of Common Stock outstanding on November 1, 2001.

 (3) Includes (i) 1,971,664 shares of Common Stock held by Bain Capital Fund VI, L.P. whose sole general partner is Bain Capital Partners VI, L.P., whose sole general partner is Bain Capital Investors, LLC ("BCI"); (ii) 472,960 shares of Common Stock held by BCIP Associates II, whose managing general partner is BCI; (iii) 92,331 shares of Common Stock held by BCIP Associates II-B, whose managing general partner is BCI; (iv) 88,166 shares of Common Stock held by BCIP Associates II-C, whose managing general partner is BCI;
     (v) 91,430 shares of Common Stock held by BCIP Trust Associates II, whose managing general partner is BCI; (vi) 51,474 shares of Common Stock held by BCIP Trust Associates II-B, whose managing general partner is BCI; and
     (vii) 6,543 shares of Common Stock held by PEP Investments Pty. Ltd., as to which BCI holds a power of attorney. Mr. Balson and Mr. Nunnelly are managing directors of Bain Capital, LLC and partners of certain of BCI, BCIP Associates II, BCIP Associates II-B, BCIP Associates II-C; BCIP Trust Associates II, and BCIP Trust Associates II-B and accordingly may be deemed to beneficially own Shares owned by such funds of which they are partners. Mr. Balson and Mr. Nunnelly disclaim beneficial ownership of any of such Shares in which they do not have a pecuniary interest. The address of Mr. Balson and Mr. Nunnelly is c/o Bain Capital, LLC, 111 Huntington Avenue, Boston, Massachusetts 02199.

 (4) Includes 41,250 shares of Common Stock held by Alexandra Bowes, Mr. Williamson's wife, and 194,851 Shares held by Willy Juice Partners, a limited partnership of which Mr. Williamson is the general partner. Mr. Williamson disclaims beneficial ownership of Shares held by Willy Juice Partners, except to the extent of his pecuniary interest therein. Also includes 412,890 shares of Common Stock subject to options exercisable within 60 days of November 1, 2001.

 (5) Includes 601,667 shares of Common Stock held by U.S. Equity Partners, L.P. and 162,945 shares of Common Stock held by U.S. Equity Partners (Offshore), L.P. managed by Wasserstein & Co., of which Mr. Jones disclaims beneficial ownership. Mr. Jones is the Chief Executive Officer of Wasserstein & Co.

 (6) Includes 1,100 shares of Common Stock held by Caroline Mortimer, Mr. Grubman's wife, and 46,000 shares of Common Stock subject to options exercisable within 60 days of November 1, 2001, plus Mr. Grubman's interest in 1,548 shares of Common Stock held by Willy Juice Partners.

 (7) Excludes 1,493,461 shares of Common Stock held by Catterton-Simon Partners III, L.P., a Delaware limited partnership. Mr. Sakin disclaims beneficial ownership of the Shares held by Catterton-Simon Partners III, L.P. Mr. Sakin is a manager of Catterton-Simon Managing Partners III, L.L.C., the general partner of Catterton-Simon Partners III, L.P. Includes 5,500 shares of Common Stock subject to options exercisable within 60 days of November 1, 2001.

 (8) Includes 1,250 shares of Common Stock subject to options exercisable within 60 days of November 1, 2001 and excludes shares of Common Stock held by BCI, BCIP Associates II, BCIP Associates II-B, BCIP Associates II-C; BCIP Trust Associates II, and BCIP Trust Associates II-B, as discussed in Note 3.

 (9) Includes 1,250 shares of Common Stock subject to options exercisable within 60 days of November 1, 2001.

(10) Includes 1,250 shares of Common Stock subject to options exercisable within 60 days of November 1, 2001 and excludes shares of Common Stock held by BCI, BCIP Associates II, BCIP Associates II-B, BCIP Associates II-C; BCIP Trust Associates II, and BCIP Trust Associates II-B, as discussed in Note 3.

(11) Includes 57,492 shares of Common Stock held by JIP Enterprises, Inc., of which Mr. Prado is the sole stockholder, and 1,250 shares of Common Stock subject to options exercisable within 60 days of November 1, 2001.

(12) Includes 147,183 shares of Common Stock subject to options exercisable within 60 days of November 1, 2001.

(13) Includes 53,055 shares of Common Stock subject to options exercisable within 60 days of November 1, 2001.

(14) Includes 35,689 shares of Common Stock subject to options exercisable within 60 days of November 1, 2001.

(15) Includes 23,055 shares of Common Stock subject to options exercisable within 60 days of November 1, 2001.

(16) Includes 758,183 shares of Common Stock subject to options exercisable within 60 days of November 1, 2001, and excludes common stock held by entities of which Bain Capital Investors, LLC is the sole general partner, Catterton-Simon Partners III, L.P., U.S. Equity Partners, LP and U.S. Equity Partners (Offshore), LP of which Mr. Balson, Mr. Nunnelly, Mr. Jones and Mr. Sakin disclaims beneficial ownership as discussed in Notes 3, 5, and 7.

                                                                     SCHEDULE II

                                           [DRESDNER KLEINWORT WASSERSTEIN LOGO]

                  [DRESDNER KLEINWORT WASSERSTEIN LETTERHEAD]

                                October 29, 2001

Board of Directors
Odwalla, Inc.
120 Stone Pine Road
Half Moon Bay, CA 94019

Members of the Board:

     You have asked us to advise you with respect to the fairness, from a financial point of view, to the holders (other than Parent, Sub and their respective subsidiaries) of the common stock, no par value per share (the "Shares"), of Odwalla, Inc., a California corporation (the "Company"), of the consideration to be received by such holders pursuant to the terms of the Agreement and Plan of Merger, dated as of October 29, 2001 (the "Merger Agreement"), among the Company, The Coca-Cola Company, a Delaware corporation ("Parent"), and Perry Phillip Corp., a California corporation and a wholly owned subsidiary of Parent ("Sub"). The Merger Agreement provides for a cash tender offer by Sub for all Shares of the Company at a price of $15.25 per share (the "Tender Offer"), and for a subsequent merger of Sub with and into the Company pursuant to which each outstanding Share (other than Shares owned by Parent, Sub or any other subsidiary of Parent and other than Shares which are held by shareholders exercising dissenters' rights) will be converted into the right to receive $15.25 in cash (the "Merger"). The Tender Offer and the Merger are referred herein collectively as the "Proposed Transaction." The terms and conditions of the Tender Offer and the Merger are set forth in more detail in the Merger Agreement.

     In connection with rendering our opinion, we have reviewed the Merger Agreement and reviewed and analyzed certain publicly available business and financial information relating to the Company for recent years and interim periods to date, as well as certain internal financial and operating information prepared by or on behalf of the Company and provided to us for purposes of our analysis, and we have met with management of the Company to review and discuss such information and, among other matters, the Company's business, operations, assets, financial condition and future prospects.

     We have reviewed and considered certain financial and stock market data relating to the Company, and we have compared that data with similar data for certain other companies, the securities of which are publicly traded, that we believe may be relevant or comparable in certain respects to the Company or one or more of its businesses or assets, and we have reviewed and considered the financial terms of certain recent acquisitions and business combination transactions in the beverage and health and natural food products industries specifically, and in the food industry generally, that we believe to be reasonably comparable to the Proposed Transaction or otherwise relevant to our inquiry. We have also performed such other financial studies, analyses, and investigations and reviewed such other information as we considered appropriate for purposes of this opinion.

     In our review and analysis and in formulating our opinion, we have assumed and relied upon the accuracy and completeness of all of the historical financial and other information provided to or discussed with us or publicly available, and we have not assumed any responsibility for independent verification of any of such information. We have also assumed and relied upon the reasonableness and accuracy of the financial projections, forecasts and analyses provided to us, and we have assumed that such projections, forecasts and analyses were reasonably prepared in good faith and on bases reflecting the best currently available judgments

Board of Directors
October 29, 2001
Page  2

and estimates of the Company's management. We express no opinion with respect to such projections, forecasts and analyses or the assumptions upon which they are based. In addition, we have not reviewed any of the books and records of the Company, or assumed any responsibility for conducting a physical inspection of the properties or facilities of the Company, or for making or obtaining an independent valuation or appraisal of the assets or liabilities of the Company, and no such independent valuation or appraisal was provided to us. We also have assumed that the transactions described in the Merger Agreement will be consummated without waiver or modification in any material respect of any of the terms or conditions contained therein by any party thereto. Our opinion is necessarily based on economic and market conditions and other circumstances as they exist and can be evaluated by us as of the date hereof.

     It should be noted that in the context of our engagement by the Company, we were not authorized to and did not solicit third party indications of interest in acquiring all or any part of the Company, or investigate any alternative transactions that may be available to the Company.

     We are acting as a financial advisor to the Company in connection with the Proposed Transaction and will receive a fee for our services, including rendering this opinion, a portion of which is contingent upon the consummation of the Tender Offer, with the remainder payable upon consummation of the Merger.

     In the ordinary course of our business, we may actively trade the debt and equity securities of the Company and the Parent for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     The Executive Chairman and certain other senior executives of the investment banking division of Dresdner Bank AG, of which the undersigned is a part, indirectly own interests in both U.S. Equity Partners, L.P. and U.S. Equity Partners (Offshore), L.P., each of which is a stockholder of the Company. In addition, the Executive Chairman of the investment banking division of Dresdner Bank AG is the Chairman of the entity that controls the management of U.S. Equity Partners, L.P. and U.S. Equity Partners (Offshore), L.P.

     Our opinion addresses only the fairness from a financial point of view to the shareholders of the Company of the consideration to be received by such shareholders pursuant to the Proposed Transaction, and we do not express any views on any other terms of the Proposed Transaction. Specifically, our opinion does not address the Company's underlying business decision to effect the transactions contemplated by the Merger Agreement.

     It is understood that this letter is for the benefit and use of the Board of Directors of the Company in its consideration of the Merger Agreement and except for inclusion in its entirety in any solicitation/recommendation statement on Schedule 14D-9 or any proxy statement required to be circulated to shareholders of the Company relating to the Proposed Transaction may not be quoted, referred to or reproduced at any time or in any manner without our prior written consent. This opinion does not constitute a recommendation to any shareholder with respect to whether to tender Shares pursuant to the Tender Offer or how such holder should vote with respect to the Merger, and should not be relied upon by any shareholder as such.

     Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that as of the date hereof, the $15.25 per share cash consideration to be received by the shareholders of the Company (other than Parent, Sub and their respective subsidiaries) pursuant to the Tender Offer and the Merger is fair to such shareholders from a financial point of view.

                                        Very truly yours,

                                        [DRESDNER KLEINWORT WASSERSTEIN, INC.
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                                        DRESDNER KLEINWORT WASSERSTEIN, INC.
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